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As filed with the Securities and Exchange Commission on March 3, 2000.

Registration No. 333-95661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

techies.com inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	41-1791024
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

7101 Metro Boulevard
Edina, MN 55439
Telephone: (612) 944-1020

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dan Frawley
Chief Executive Officer and President
techies.com inc.
7101 Metro Boulevard
Edina, MN 55439
Telephone: (612) 944-1020
Facsimile: (612) 253-3778

(Name, address, including zip code, and telephone number,
including area code of agent for service)

Copies to:

Alexander D. Lynch, Esq. Alan N. Shapiro, Esq. Brobeck, Phleger & Harrison LLP 1633 Broadway, 47th Floor New York, NY 10019 (212) 581-1600	Alan F. Denenberg, Esq. Shearman & Sterling 1550 El Camino Real Menlo Park, CA 94025 (650) 330-2200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 3, 2000

6,000,000 Shares

[LOGO]

Common Stock

    Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $10.00 and $12.00 per share. We will make application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "TCHS."

    The underwriters have an option to purchase a maximum of 900,000 additional shares to cover over-allotments of shares.

    Investing in the common stock involves risks. See "Risk Factors" on page 5.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to techies.com
Per Share	$	$	$
Total	$	$	$

    Delivery of the shares of common stock will be made on or about             , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Dain Rauscher Wessels
Thomas Weisel Partners LLC

The date of this prospectus is             , 2000.

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[COLOR ARTWORK TO FOLLOW]

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

    Until            , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

    Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and the related notes, before deciding to invest in our common stock.

techies.com inc.

Our Business

    We are an online destination for technology professionals and for businesses that want to recruit, market to and interact with these professionals. Our online destination allows technology professionals who become our members to pursue career opportunities, develop proactive relationships with potential employers and obtain relevant content on technology-related issues. We also offer large and small companies access to an extensive pool of technology professionals, customized recruiting solutions, access to market intelligence and a marketplace to sell technology-related products and services. We believe our Web site, located at www.techies.com, is characterized by the following:

  •
  large member populations in our local markets;

  •
  high number of minutes spent by members visiting our site;

  •
  detailed, up-to-date member data and demographic information; and

  •
  ongoing direct e-mail communications with our members.

We currently generate substantially all of our revenues from subscription fees received by client companies that maintain a Web site on techies.com in order to recruit and communicate with technology professionals. In the future, we expect to generate revenue from e-commerce opportunities, including training, advertising and sponsorships, as well as the sale of proprietary market research data.

    We have designed our products and services specifically for the technology professional's unique professional and personal needs. techies.com provides an interactive environment in which our growing member base can target, communicate and network with approximately 1,400 local and national employers on an ongoing basis. We offer our members the opportunity to advance their professional development and careers while preserving confidentiality regarding their personal information. We also offer our members over 300 affordable technical and professional development courses which are available online 24 hours a day, seven days a week. We believe that techies.com will continue to earn the trust and loyalty of technology professionals who will increasingly rely on us for their professional development, content and community needs.

    We offer companies creative recruiting solutions, promotional opportunities and market data research focusing on the rapidly growing and highly specialized markets for technology professionals. Through our Web-based recruiting solution, we enable our clients to create a customized Web site to promote their company, effectively and economically manage their recruiting processes and develop ongoing relationships with select members in each of our geographic markets. Our extensive member data base, which includes detailed information regarding demographics, skills, competencies, job preferences and education, offers companies current and comprehensive market data to assist them in understanding, measuring and tracking the technology professional community. Likewise, advertisers and marketers can utilize techies.com to promote and sell products and services to technology professionals in a highly targeted manner.

    We have grown our business by launching community sites targeting U.S. metropolitan areas. As of February 29, 2000, we launched community sites in 39 geographic markets, including the largest metropolitan areas in the country, and expect to add additional international markets during 2000. We have launched local sales teams and marketing initiatives in 34 of these 39 domestic markets. We also intend to grow our business by entering into partnerships and alliances with leading technology and other Web sites. To date, we have entered into arrangements with two of the leading technology Web sites, ZDNet and CNET, to be the exclusive destination for technology career development on each of these sites. We believe these arrangements will allow us to increase our membership base, expand our distribution network, enhance the value of techies.com for our clients and increase the recognition of our brand name.

Our Operating and Financial Results

    Our client and member base, as well as our revenues, have been growing rapidly. As of February 29, 2000, we had approximately 300,000 members across the United States, an increase from approximately 210,000 on December 31, 1999 and approximately 26,600 on December 31, 1998. In addition, as of February 29, 2000, we had approximately 1,400 clients, an increase from approximately 1,180 on December 31, 1999 and approximately 225 on December 31, 1998. Our revenues were $6.5 million in 1999, an increase from $1.3 million in 1998 and $321,000 in 1997.

    We have a limited operating history, however, and we have incurred net losses since our formation. We incurred net losses of approximately $372,000 in 1996, $428,000 in 1997, $3.2 million in 1998 and $37.7 million in 1999. As of December 31, 1999, our accumulated deficit was approximately $42.3 million. We expect to incur significant expenditures in the future in order to expand our business and compete effectively. As a result, we will need to significantly increase our revenues to achieve profitability.

Market Opportunity

    Technology is the largest and fastest growing segment of the U.S. economy. The rapid growth of computer technology and the Internet has created a scarcity of technology professionals who build, support and deliver technology-enabled solutions, products and services. In today's highly competitive market for technology professionals, companies are being forced to spend more time and money to attract and retain technology professionals. In addition, advertisers and marketers are seeking more effective channels to market to technology professionals, given their attractive economic and demographic characteristics. At the same time, technology professionals are seeking a comprehensive and trusted source they can rely on for career opportunities, professional development training and relevant content and information regarding the technology professional community.

Our Strategy

    Our objective is to be the leading online destination for technology professionals and for businesses that want to recruit, market to and interact with these professionals. Key elements of our strategy include:

  •
  expanding recruiting solutions available to employers;

  •
  providing additional content and community features to our members;

  •
  capitalizing on multiple revenue opportunities;

  •
  increasing market penetration and expanding internationally; and

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  aggressively promoting the techies.com brand.

Our History

    We were incorporated as a Minnesota corporation in September 1994 under the name Relevant Information and Training Systems, Inc. We changed our corporate name to techies.com inc. in March 1999. Prior to the closing of this offering, we intend to reincorporate as a Delaware corporation.

    We have applied for or received trademark and/or service mark registration for, among others, the marks "techies.com" and "Techies Day". Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

    Our principal executive offices are located at 7101 Metro Boulevard, Edina, MN 55439. Our telephone number at that location is (612) 944-1020. Our Web site is located at www.techies.com. Information contained on our Web site does not constitute part of this prospectus.

The Offering

Common stock offered by us	6,000,000 shares
Common stock to be outstanding after this offering	29,589,246 shares
Use of proceeds	We intend to use the net proceeds of this offering to increase our sales and marketing activities, develop and expand our product offerings, build the techies.com brand name, expand internationally and for other general corporate purposes. We may also use a portion of the net proceeds for acquisitions, strategic alliances and joint ventures.
Proposed Nasdaq National Market symbol	TCHS

    The outstanding share information is based on our shares outstanding as of February 29, 2000. This information excludes:

  •
  4,964,084 shares of common stock issuable upon the exercise of stock options outstanding under our option plans with a weighted average exercise price of $2.91 per share;

  •
  1,196,000 shares of common stock issuable upon the exercise of non-plan options with an exercise price of $0.48 per share; and

  •
  284,800 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $0.73 per share.

    Except as otherwise indicated, information in this prospectus is based on the following assumptions:

  •
  the conversion of each outstanding share of our convertible preferred stock into one share of our common stock upon completion of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Financial Data
(in thousands, except per share data)

	Years Ended December 31,
	1997	1998	1999
Statement of Operations Data:
Revenues	$321	$1,265	$6,498
Operating expenses:
Cost of revenues	91	399	1,457
Sales and marketing	272	1,398	30,611
Technology	180	402	7,126
General and administrative	189	2,247	5,205

Total operating expenses	732	4,446	44,399

Loss from operations	(411)	(3,181)	(37,901)
Interest income (expense), net	(17)	(22)	155

Net loss	(428)	(3,203)	(37,746)
Preferred stock dividends	41	—	—

Net loss applicable to common stockholders	$(469)	$(3,203)	$(37,746)

Basic and diluted net loss per common share	$(0.10)	$(0.59)	$(3.73)

Basic and diluted weighted average common shares outstanding	4,611	5,404	10,113

	As of December 31, 1999
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$15,064	$37,264	$97,544
Working capital	3,999	26,199	86,479
Total assets	29,175	51,375	111,655
Capital lease obligations, net of current portion	2,537	2,537	2,537
Accumulated deficit	(42,296)	(42,296)	(42,296)
Total stockholders' equity	8,340	30,540	90,820

(1)
The pro forma amounts give effect to the following:

•
the issuance of 2,617,469 shares of Series C convertible preferred stock for cash proceeds of approximately $22.2 million; and

•
the automatic conversion of all outstanding shares of Series A, Series B and Series C convertible preferred stock into 13,103,594 shares of common stock upon the closing of this offering.

(2)
The pro forma as adjusted amounts reflect our sale of 6,000,000 shares in this offering at an initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

    An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock.

Because we have a limited operating history, it will be difficult for you to evaluate our business and prospects.

    We were incorporated in September 1994 as Relevant Information and Training Systems, Inc. Prior to 1998, the scope of our business was very limited and we did not generate significant revenues. In March 1999, we changed our name to techies.com inc. and relaunched our Web site at  www.techies.com. During 1999, we also launched online community sites in 36 of the 39 geographic markets in which we currently operate and substantially increased the number of our employees. As a result, it is difficult to evaluate our business and prospects. In addition, we believe that our historical and operating information is of limited value in evaluating our future operating results.

    Any evaluation of our business and prospects must be made in light of the risks and uncertainties we will encounter in the new and rapidly evolving online recruiting, e-commerce and online advertising markets. These risks and uncertainties include our failure or inability to:

  •
  generate client fees by attracting and retaining a large number of employers to recruit technology professionals using  techies.com;

  •
  attract a larger number of technology professionals to techies.com;

  •
  increase awareness of our brand;

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  strengthen user loyalty among technology professionals;

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  introduce new and enhanced products and services;

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  attract and retain a large number of advertisers;

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  generate e-commerce revenues from the sale of products;

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  maintain our current strategic relationships and develop additional alliances;

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  respond effectively to competitive pressures;

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  employ and retain a growing number of qualified personnel;

  •
  respond to changes in government regulation; and

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  acquire and integrate businesses and services.

    We cannot assure you that we will be successful in addressing these risks and uncertainties. Our failure to do so could cause our business, financial condition and results of operations to suffer.

We have a history of significant operating losses and expect to incur significant losses for the foreseeable future, which may adversely affect the market price of our common stock.

    We have not achieved profitability and expect to continue to incur significant losses and negative cash flow for the foreseeable future. We incurred net losses of approximately $372,000 in 1996, $428,000 in 1997, $3.2 million in 1998 and $37.7 million in 1999. As a percentage of total revenues, our net losses equal 295% in 1996, 133% in 1997, 253% in 1998, and 581% in 1999. As of December 31, 1999, our accumulated deficit was approximately $42.3 million.

    We intend to invest heavily to expand our product offerings, enhance our brand awareness, increase our sales and marketing activities and expand internationally. We anticipate that we will expend approximately $6.0 million over the next 12 months on capital expenditures based on our current anticipated growth rate. Accordingly, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will be able to increase our revenues or that we will achieve profitability in the future. In addition, even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future. Failure to achieve or maintain profitability may negatively affect the market price of our common stock.

Our operating results are subject to significant fluctuations and these fluctuations may cause volatility or a decline in the trading price of our stock.

    Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors that are outside of our control. These factors include, among others:

  •
  the timing and amount of client fees;

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  the demand for and acceptance of our Web site, products, product enhancements and services;

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  the level of advertising and e-commerce sales on techies.com;

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  the extent to which we experience increased competition; and

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  changes in general economic conditions that could specifically affect recruiting efforts.

    Our revenues, expenses and operating results may also fluctuate significantly in the future as a result of business decision made by us. The decisions include, among others:

  •
  the magnitude and timing of our marketing initiatives;

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  the timing of any strategic relationships that we enter into;

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  our ability to manage our anticipated growth and expansion; and

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  the timing of acquisitions and their impact on our operations and our operating results.

    The above factors could affect our quarterly as well as long-term financial results. In particular, changes in the demand for and acceptance of our Web site, competition or the loss of our strategic relationships each could have both short-term and long-term effects on our business.

    Due to all the factors listed above and the other risks discussed in this section, it is possible that in some future periods, our results of operations may be below the expectations of investors. In this event, the price of our common stock is likely to fall.

If companies are not willing to pay us a fee for using our Web site to recruit technology professionals, our business will not succeed

    We do not know the extent to which companies will be willing to pay us a fee in the future for using our Web site. Our current business depends on recurring revenues from fees charged to employers using our Web site to hire technology professionals. For our business to be successful, we must provide technology professionals with compelling career development services and sufficient job opportunities while providing companies with an ongoing pool of qualified applicants. If technology professionals and employers decide to discontinue using our Web site and we are unable to attract new clients, our business, financial condition and results of operations would be adversely affected. Accordingly, we cannot be certain that our business will be successful or that we can increase our revenues. It is possible that we will be required to adapt our business model in response to changes in the online recruiting market. We may not be successful in adapting our business model if required to do so.

Providing career development and recruitment services on the Internet is a new business, and we will not be successful if companies and technology professionals resist using the Internet for these services.

    Our business relies on the Internet for its success. If Internet use does not grow, or if the Internet does not develop as an effective job search and recruiting tool, we may not succeed.

    A number of factors could inhibit the growth and acceptance of the Internet, including:

  •
  inadequate Internet infrastructure;

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  security and privacy concerns;

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  the lack of compelling content; and

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  the unavailability of cost-effective, high-speed service.

    In addition, the Internet is not a proven recruiting medium. Our business depends upon the acceptance by technology professionals and employers of the Internet as an effective job search and recruitment tool. The online recruiting market is new and rapidly evolving, and we do not yet know how effective online recruiting will be compared to traditional recruiting methods or whether it will attain a significant level of market acceptance. The adoption of online recruiting and job seeking, particularly among those who have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information and applying for jobs. Many of our potential clients have little or no experience using the Internet as a recruiting tool. If we are unable to compete with traditional recruiting and job seeking methods, our business, financial condition and results of operations may be harmed.

We face intense competition for members and clients and this competition is likely to increase in the future, which could impair our ability to generate significant revenues.

    We currently face intense competition for technology professionals and employers seeking recruiting solutions from other online recruiting Web sites and from numerous traditional offline recruiting services, and we expect this competition to increase in the future. This increased competition could lead to less member traffic on  techies.com, fewer employers using techies.com and decreased fees paid by employers using our Web site. If we are unable to compete effectively with current or future competitors, our business, financial condition and results of operations could be harmed.

    The market for recruiting solutions is intensely competitive and highly fragmented. We currently compete with companies that provide both offline and online recruiting services. We expect to experience increased competition from companies that provide Web sites to recruit employees directly. We also expect to face additional competition as other established and emerging companies, including print media companies and recruiting and search firms with established brands, enter the online recruiting market.

    In addition, our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their Web sites and/or services. These competitors may also adopt more aggressive pricing policies for their services. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to promote their Web sites and/or services or to better serve the needs of their customers. See "Business—Competition" for a more detailed description of our competition.

Our business may suffer if we are unable to maintain or enhance awareness of the techies.com brand or if we incur excessive expenses attempting to promote this brand.

    We launched the techies.com brand in March 1999 and building recognition of our brand is critical to expanding our member and client bases. Because many of the community sites which we operate have been recently launched, we intend to devote significant resources for promoting and strengthening the techies.com brand to both companies and technology professionals. In order to promote our brand, we will need to hire additional marketing and public relations personnel and increase our financial commitment to creating and maintaining the techies.com brand. If we fail to effectively promote and maintain our brand online, or incur excessive expenses attempting to promote and maintain it, our business, financial condition and results of operations may be adversely affected.

Our failure to successfully introduce new or enhanced products and services may hinder the growth of our business and our ability to increase our member and client bases.

    The growth of our business will depend in part on our ability to introduce new or enhanced products and services that are appealing for technology professionals and companies. For example, we intend to offer various training services as well as proprietary research and data relating to the technology professional community. The failure of any new or enhanced products and services to achieve market acceptance and generate additional revenues could result in a material adverse effect on our business, financial condition and results of operations. In addition, any new or enhanced products or services we introduce that are not favorably received could damage our reputation and the perception of our brand name.

Our business could be adversely affected by a recession, which may materially harm our financial results.

    Online recruitment of technology professionals is a relatively new industry and we do not know how sensitive our industry is to general economic conditions. Demand for online recruitment of technology professionals may be significantly and adversely affected by the level of economic activity and employment in the United States and abroad. A recession could cause employers to reduce or postpone their recruiting efforts generally, and their online recruiting efforts of technology professionals in particular. Therefore, if an economic downturn or recession occurs in the United States or abroad, our business, financial condition and results of operations could be materially adversely affected.

Problems associated with offering our products and services in international markets could hinder the growth of our business and adversely affect our results of operations.

    We cannot assure you that we will successfully compete in international markets, or that the risks associated with international operations will not adversely affect our business, financial condition and results of operations.

    We believe there is a growing global demand for highly skilled technology professionals and, as a result, we plan to launch localized services and products in a number of international markets. Expansion into these markets will require considerable management, financial resources and associated expenses. Our future international operations might not succeed for a number of reasons including:

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  competition from local career development and recruiting services;

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  slower growth of computer technology and Internet usage;

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  difficulties in staffing foreign operations;

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  the effects of foreign laws and regulations, particularly employment and intellectual property matters;

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  operational issues such as longer client payment cycles and greater difficulties in collecting account receivables;

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  general political and economic trends.

If we are unable to generate additional revenues from advertising, our future revenues and prospects could be harmed.

    To date, we have sold limited advertising on techies.com and, as a result, have derived limited revenues from such advertising. However, we intend to increase the sale of advertising on techies.com in the future and expect that advertising revenues will increase as a percentage of out total revenues.

    Our ability to generate additional advertising revenues on techies.com, as well as our ability to attract a large number of advertisers, depends upon several factors, including:

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  the continued development of the Internet as an advertising medium;

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  the continued development of a large, demographically attractive member base on techies.com;

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  the level of traffic on techies.com;

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  our ability to attract advertisers from traditional media;

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  our ability to establish and increase our advertising rates;

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  our ability to adapt to different pricing models for Internet advertising; and

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  our ability to provide effective systems for measuring the demographics of our user base and the delivery of advertisements.

    We will compete with other Web sites, television, radio and print media for a share of advertisers' total advertising budgets. We will also compete for advertisers with various advertising networks and agencies. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers. If companies perceive techies.com to be a limited or ineffective advertising medium, they may be reluctant to advertise on this Web site.

We may not effectively manage our growth and this could disrupt our business and impair our ability to implement our business plan.

    Failure to manage our growth effectively could adversely affect our ability to attract and retain members and clients. We continue to increase the scope of our operations and we have increased the numbers of our employees substantially. We had five employees at December 31, 1997, 80 employees at December 31, 1998, 493 employees at December 31, 1999 and 533 employees as of February 29, 2000. During 2000, we also expect to launch our community sites in markets outside the United States. To manage the anticipated growth of our domestic and international operations, we may need to implement new operational and financial systems and managerial controls and procedures. In addition, we will need to continually train and manage our growing workforce. We cannot provide any assurance that we will be successful in our efforts.

Loss of any of our key senior management personnel could adversely affect our ability to implement our business plan and disrupt our business and operations.

    We depend to a significant extent on the continued service and coordination of our senior management team. None of our executive officers are bound by an employment agreement for any specified term. Our business, financial condition and results of operations could be adversely affected if we are unable to retain our key management personnel or replace any key management personnel that we lose.

We may not be able to hire or retain skilled employees, which could prevent us from effectively growing and operating our business.

    Our business, financial condition and results of operations depend in part on our ability to attract, retain and motivate highly skilled employees, including technology professionals and sales representatives. Competition for employees in the Internet industry is intense, and many other Internet companies have substantially greater financial resources than we do to attract and retain qualified personnel from the limited pool of attractive candidates. We have from time to time in the past experienced, and we expect to continue in the future to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, some people that we may attempt to hire could be subject to non-competition agreements which could impede our recruitment efforts. As a result, we cannot be sure that we will be able to hire and retain qualified personnel in the future.

Our results of operations and financial condition may be adversely affected if we do not successfully integrate future acquisitions into our operations.

    We may acquire new and complementary businesses, products or technologies instead of developing them ourselves. We have limited experience in acquiring other companies, and we cannot assure you that we will be able to complete future acquisitions successfully. Some of the risks attendant to any acquisitions that we complete include the following:

  •
  the additional financial resources that may be needed to fund the operations of acquired companies;

  •
  the difficulties of integrating the operations, products, services and personnel of acquired companies into our operations;

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  the diversion of financial and management resources from existing operations;

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  the potential loss of key employees of acquired companies;

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  the difficulty of maintaining uniform standards, controls, procedures and policies;

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  the impairment of relationships with employees and vendors as a result of changes in management; and

  •
  the potential unknown liabilities associated with acquired businesses.

    Any of the above risks could prevent us from realizing benefits from our acquisitions. In addition, the issuance of our common stock in acquisitions will dilute our stockholders' interests, while the use of cash will deplete our cash reserves. In addition, we may incur significant, one-time write-offs and, if we are unable to account for our acquisitions under the "pooling of interests" method of accounting, amortization charges. These write-offs and charges could decrease our future earnings or increase our future losses.

A failure to establish and maintain partnerships and alliances with other Web sites could limit the growth of our business.

    We have entered into, and expect to continue to enter into, arrangements with third parties to increase our member and client bases, expand our distribution network and enhance the techies.com brand name. If any of our current arrangements are terminated, we cannot assure you that we will be able to replace the terminated agreement with an equally beneficial arrangement. We also cannot assure you that we will be able to renew any of our current agreements when they expire or, if we are, that we will be able to do so on acceptable terms. We also do not know whether we will be successful in entering into additional partnerships and alliances or that any relationships, if entered into, will be on terms favorable to us. Our receipt of revenues from these arrangements may also be dependent on factors which are beyond our control, such as the quality of the products or services offered by other Web sites.

We must be able to respond to the rapid technological changes in our industry or we will not be competitive.

    Our failure to respond in a timely and effective manner to new and evolving technologies could harm our business, financial condition and results of operations. The Internet industry is characterized by rapidly changing technology, evolving industry standards, changes in consumer needs and frequent new service and product introductions. The Internet's growth and intense competition exacerbate these conditions. Our business, financial condition and results of operations will depend, in part, on our ability to develop the technical expertise to address these rapid changes and to use leading technologies effectively. We may experience difficulties that could delay or prevent the successful development, introduction or implementation of new features or services on techies.com. We could also incur substantial costs if we need to modify our Web site or our infrastructure to adapt to technological developments.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet which could adversely affect our business.

    Legal uncertainties and new regulations in the United States and abroad could increase our costs of doing business, prevent us from delivering our products and services over the Internet or slow the growth of the Internet, any of which could materially adversely affect our business, financial condition and results of operations. To date, laws and government regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment that pertains to the Internet is uncertain and may change. In addition to new laws and regulations being adopted, existing laws may be applied in new ways to the Internet. New and existing laws may cover issues such as:

  •
  user privacy;

  •
  civil rights and employment claims;

  •
  consumer protection;

  •
  libel and defamation;

  •
  copyright, trademark and patent infringement;

  •
  pricing controls;

  •
  characteristics and quality of products and services;

  •
  sales and other taxes; and

  •
  other claims based on the nature and content of Internet materials.

    The European Union and many countries within the E.U. have adopted privacy directives or laws that strictly regulate the collection and use of information regarding Internet users that is identifiable to particular individuals. In addition, the Federal Trade Commission and several state agencies have been investigating various Internet companies regarding their use of personal information. These and other governmental efforts may limit our ability to collect and use information about our members and limit our ability to target advertising on  techies.com. We may also incur additional expenses if our privacy practices are investigated.

    In addition, any imposition of state sales and use taxes imposed on the products and services sold over the Internet may decrease demand for products and services that we sell over the Internet. Although Congress placed a three-year moratorium in 1998 on new state and local taxes on Internet access or e-commerce, existing state and local laws were expressly excepted from this moratorium. It is possible that this moratorium may not be renewed. As a result, some federal and/or state taxes may be imposed on Internet commerce.

Unauthorized use of our intellectual property by third parties may damage our brand.

    Unauthorized use of our intellectual property by third parties may damage our brand. We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. In addition, effective trademark, copyright and trade secret protection may not be available in every country in which we seek to operate in the future to the extent available in the United States.

    To protect our intellectual property, we rely on a combination of trademark and copyright law, trade secret protections, confidentiality agreements and other contractual arrangements with our employees and third parties. We have registered the trademark "Job Keys" and have applied to register the trademarks "techies.com" and "Techies Day" with the U.S. Patent and Trademark Office. Although we do not believe any objections have been received in connection with our trademark applications, we cannot be sure that these application requests will be granted. We also may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Defending our intellectual property rights could also result in the expenditure of significant financial and managerial resources, which could harm our business, financial condition and results of operations.

We may be liable for infringing the intellectual property rights of others.

    Other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, may be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.

Concerns regarding the security of online transactions may have an adverse impact on the market for Internet products and services and expose us to liability if third parties misappropriate our members' personal information.

    Concerns regarding the security of transactions and confidential information on the Internet may have an adverse impact on our business. We believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions.

    Despite the measures we have taken, the infrastructure of all Internet companies is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If third parties were able to penetrate our network security or otherwise misappropriate our members' personal or credit card information, our reputation could be damaged and we could be exposed to possible liability. Our liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims as well as for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in costly and time-consuming litigation which could adversely affect our business, financial condition and results of operations. We may also be required to make significant investments and efforts to protect against or remedy security breaches.

The content available on, and linked to, our Web site may subject us to liability for negligence, copyright or trademark infringement or other laws.

    We may be sued for defamation, negligence, copyright or trademark infringement, personal injury, product liability or other legal claims relating to information that is published or made available on techies.com and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We could also be sued for the content on techies.com that is posted by our members and clients. We could incur significant costs in investigating and defending any such claims, even if we ultimately are not liable. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

Disruption of our Internet services due to security breaches and system downtime could result in a decrease in the number of our members, clients and advertisers.

    The efficient and uninterrupted operation of our computer systems is critical to our success. Our clients, members, advertisers and strategic partners may become dissatisfied by any system disruption or failure that interrupts our ability to provide our content, services and products. Substantial or repeated system disruptions or failures could reduce the attractiveness of our Web site significantly, thereby adversely affecting our business, financial condition and results of operations. Our business may also be disrupted if we are unable to upgrade our systems to meet increased traffic and demand. Our computer systems are vulnerable to fire, floods, earthquakes, power loss, telecommunications failures and other events. In addition, we may have to interrupt, delay or cease access to our Web site to alleviate problems caused by computer viruses, security breaches or other failures of network security. Any network malfunction or security breach could also hinder or prevent commercial transactions. Our clients, members, advertisers or strategic partners may assert liability claims against us as a result of this type of failure.

    Our Web site must accommodate a high volume of traffic and deliver frequently updated information. Our sites have, on occasion, experienced slower response times and network failures. These slower response times and network failures have resulted from increases in general Internet traffic during peak usage times, insufficient Web servers to accommodate traffic on techies.com prior to launching a new technology platform during 1999 and sporadic system downtime while we launched our new platform. These types of occurrences in the future could cause users to perceive our Web site as not functioning properly and therefore cause them to use another online site or other methods to obtain information or products and services. We do not presently have Web servers in multiple locations to provide uninterrupted access to techies.com in the event of a disaster. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our Web site. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties in the future due to system disruptions or failures unrelated to our systems.

We rely on technologies and services from third parties to operate our Web site and any loss of these technologies and services could disrupt the operation of our Web site.

    We are dependent on various other third parties for software, systems and related services in connection with our data transmission and security systems. We currently rely on EMC for data storage services, UUNet for our data transmission needs and Oracle for our database software systems. Several of the third parties that provide software or services to us have a limited operating history and have relatively new technology. These third parties are also dependent on reliable delivery of services from others. To date, we have not experienced significant problems with the services that these third parties provide to us. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, including the services we obtain from EMC, UUNet and Oracle, we may be unable to secure such services on a timely basis or on terms favorable to us.

Our business could be disrupted if any of the computer systems or software we rely on experience Year 2000 problems.

    Although we have not experienced any Year 2000 problems, it is possible that we could still face problems or disruptions. While we believe that all of our systems are Year 2000 compliant, we cannot assure you that we will not discover a problem during 2000 that needs to be addressed. In addition, we depend on a number of third-party vendors to provide both information and non-information technology systems and services. While we believe that our material third-party systems and services are Year 2000 compliant, we cannot be sure that we will not experience any problems with these systems and services during 2000. We also cannot provide any assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will not experience any future Year 2000 problems.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

    After this offering, our executive officers, directors and existing stockholders who each own greater than 5% of the common stock that was outstanding immediately before this offering and their affiliates will, in the aggregate, beneficially own approximately 43.8% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying or preventing a change in control. See "Principal Stockholders" for additional information on concentration of ownership of our common stock.

Future sales of our common stock after this offering could adversely affect our stock price.

    Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various future points in time. The market price of our common stock could decline as a result of sales by these existing stockholders of their shares of common stock in the market after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See "Shares Eligible for Future Sale" for a more detailed description of the eligibility of shares of our common stock for future sale.

There has been no prior market for our common stock and our common stock may experience extreme price and volume fluctuations.

    The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Prior to this offering, there has been no public market for our capital stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. The market price of our common stock may decline below the initial public offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

Our failure to effectively apply the proceeds of this offering may hinder our ability to grow the business and improve our operating results.

    We intend to use the net proceeds of this offering to increase our sales and marketing activities, develop and expand our product offerings, build the techies.com brand name, expand internationally and for other general corporate purposes. We may also use a portion of the net proceeds for acquisitions, strategic alliances and joint ventures. Our management is not restricted in applying the net proceeds of this offering and, therefore, have broad discretion over the allocation of the net proceeds from this offering as well as over the timing of our expenditures. You may not agree with the way our management decides to spend these proceeds. Because of the number and variability of factors that determine our use of proceeds from this offering, we cannot assure you that the uses will not vary from our current intentions.

If we are unable to obtain additional financing, we could have to reduce or cease operations.

    We believe our existing cash, together with the net proceeds of this offering, are necessary to fund our operations through at least the next 12 months. However, the actual amount of funds that we will need will be determined by many factors, and we may need funds sooner than currently anticipated. We cannot be sure that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to scale back or cease our operations, and even if we are able to continue our operations, our business, financial condition and results of operations may suffer. In addition, if we raise additional funds through the issuance of equity or equity-linked securities, the percentage ownership of our stockholders would be reduced.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company, which could adversely affect our stock price.

    Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition, that a stockholder may consider favorable. In addition, various provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. These anti-takeover provisions could adversely affect our stock price. See "Description of Capital Stock—Anti-Takeover Provisions in Delaware Law and Our Certificate of Incorporation and Bylaws."

Investors in this offering will suffer immediate and substantial dilution.

    Our earlier investors paid substantially less for their shares of our common stock than the initial public offering price. As a result, you will suffer immediate and substantial dilution in net tangible book value per share, in the amount of $7.90 per share. To the extent outstanding options and warrants to purchase shares of common stock are exercised, you will experience further dilution.

We do not plan to pay dividends in the foreseeable future, and, as a result, stockholders will need to sell shares to realize a return on their investment.

    We have not declared or paid any cash dividends on our common stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future business or financial performance. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the "Risk Factors" section. These factors may cause our actual results to differ materially from any forward-looking statement.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

    We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of $60.3 million, assuming an initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $69.5 million.

    As of the date of this prospectus, we have not made any specific expenditure plans with respect to the net proceeds of this offering or the remaining net proceeds from the sale of our Series B and Series C convertible preferred stock. Therefore, we cannot specify with certainty the particular uses for those net proceeds. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering and remaining net proceeds from the sale of our Series B and Series C convertible preferred stock.

    We currently intend to use these net proceeds over time:

  •
  to increase our sales and marketing activities;

  •
  to develop and expand our product offerings;

  •
  to build the techies.com brand name;

  •
  to expand internationally; and

  •
  for other general corporate purposes.

We may also use a portion of the net proceeds for acquisitions, strategic alliances and joint ventures. Pending any such uses, we intend to invest the net proceeds in interest bearing securities.

    The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate access to public equity markets.

DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

(1)
on an actual basis;

(2)
on a pro forma basis to reflect:

•
the issuance of 2,617,469 shares of Series C convertible preferred stock for cash proceeds of approximately $22.2 million; and

•
the automatic conversion of all outstanding shares of Series A, Series B, and Series C convertible preferred stock into 13,103,594 shares of common stock upon the closing of this offering; and

(3)
on a pro forma as adjusted basis to reflect our sale of 6,000,000 shares in this offering at an initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

    The table excludes the following securities outstanding at December 31, 1999:

  •
  4,762,684 shares of common stock issuable upon the exercise of stock options outstanding under our option plans with a weighted average exercise price of $2.26 per share;

  •
  1,196,000 shares of common stock issuable upon the exercise of non-plan options with an exercise price of $0.48 per share; and

  •
  316,800 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $0.78 per share.

	As of December 31, 1999
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share data)
Capital lease obligations, net of current position	$2,537	$2,537	$2,537

Stockholders' equity:
Preferred stock, $0.01 par value, actual and pro forma—no shares authorized, issued or outstanding; pro forma as adjusted—5,000,000 shares authorized and no shares issued or outstanding	—	—	—
Series A convertible preferred stock, $0.01 par value, actual—6,338,428 shares authorized and 6,154,666 shares issued and outstanding; pro forma and pro forma as adjusted—no shares authorized, issued or outstanding	62	—	—
Series B convertible preferred stock, $0.01 par value, actual—4,389,835 shares authorized and 4,331,459 shares issued and outstanding; pro forma and pro forma as adjusted—no shares authorized, issued or outstanding	43	—	—
Series C convertible preferred stock, $0.01 par value, actual—no shares authorized, issued or outstanding; pro forma and pro forma as adjusted—no shares authorized, issued or outstanding	—	—	—
Common stock, $0.01 par value, actual—36,654,268 shares authorized and 10,194,952 shares issued and outstanding; pro forma—100,000,000 shares authorized and 23,298,546 shares issued and outstanding; pro forma as adjusted—100,000,000 shares authorized and 29,298,546 shares issued and outstanding	102	233	293
Additional paid-in capital	54,295	76,469	136,689
Deferred compensation	(3,866)	(3,866)	(3,866)
Accumulated deficit	(42,296)	(42,296)	(42,296)

Total stockholders' equity	8,340	30,540	90,820

Total capitalization	$10,877	$33,077	$93,357

DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $30.5 million, or $1.31 per share of common stock after giving effect to the sale of additional shares of Series C convertible preferred stock and the conversion of outstanding Series A, Series B and Series C convertible preferred stock into 13,103,594 shares of our common stock. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date. Dilution in pro forma net tangible book value per share represents the difference between the assumed initial public offering price and the pro forma net tangible book value per share of common stock immediately after the completion of this offering.

    After giving effect to the issuance and sale of the shares of common stock offered by us at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of December 31, 1999 would have been $90.1 million or $3.10 per share. This represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.79 per share and an immediate dilution to purchasers in this offering of $7.90 per share.

    The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share at December 31, 1999	$1.31
Increase in pro forma net tangible book value per share attributable to this offering	1.79

Pro forma net tangible book value per share after this offering		3.10

Dilution in pro forma net tangible book value per share to new investors		$7.90

    The following table summarizes, on a pro forma basis, as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $11.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	23,298,546	80%	$72,712,000	52%	$3.12
New investors	6,000,000	20	66,000,000	48	11.00

Total	29,298,546	100.0%	$138,712,000	100.0%

    The foregoing tables assume no exercise of any stock options or warrants outstanding as of December 31, 1999. As of December 31, 1999, there were:

  •
  4,762,684 shares of common stock issuable upon the exercise of stock options outstanding under our option plans with a weighted average exercise price of $2.26 per share;

  •
  1,196,000 shares of common stock issuable upon the exercise of non-plan options with an exercise price of $0.48 per share; and

  •
  316,800 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $0.78 per share.

SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996 (not included herein), 1997, 1998 and 1999, and the balance sheet data as of December 31, 1997 (not included herein), 1998 and 1999, are derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The statement of operations data for the year ended December 31, 1995 and the balance sheet data as of December 31, 1995 and 1996 are derived from the Company's unaudited financial statements. Management believes the unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our operating results.

	Years Ended December 31,
	1995	1996	1997	1998	1999
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$70	$126	$321	$1,265	$6,498
Operating expenses:
Cost of revenues	11	28	91	399	1,457
Sales and marketing	166	235	272	1,398	30,611
Technology	79	140	180	402	7,126
General and administrative	176	95	189	2,247	5,205

Total operating expenses	432	498	732	4,446	44,399

Loss from operations	(362)	(372)	(411)	(3,181)	(37,901)
Interest income (expense), net	—	—	(17)	(22)	155

Net loss	(362)	(372)	(428)	(3,203)	(37,746)
Preferred stock dividends	—	44	41	—	—

Net loss applicable to common stockholders	$(362)	$(416)	$(469)	$(3,203)	$(37,746)

Basic and diluted net loss per common share	$(0.09)	$(0.09)	$(0.10)	$(0.59)	$(3.73)

Basic and diluted weighted average common shares outstanding	4,000	4,497	4,611	5,404	10,113

	December 31,
	1995	1996	1997	1998	1999
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$18	$52	$27	$1,840	$15,064
Working capital (deficit)	35	(28)	(400)	856	3,999
Total assets	52	89	175	2,531	29,175
Capital lease obligations, net of current portion	—	—	—	72	2,537
Accumulated deficit	(462)	(878)	(1,347)	(4,550)	(42,296)
Total stockholders' equity (deficit)	73	8	(320)	1,016	8,340

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of techies.com should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. techies.com's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    We are a leading online destination for technology professionals and for businesses that want to recruit, market to and interact with these professionals. We were incorporated in Minnesota in September 1994 as Relevant Information and Training Systems, Inc. In March 1999, we changed our name to techies.com inc. and relaunched our Web site at www.techies.com.

    From inception through December 1997, we were primarily focused on the development of our online technology recruiting site and, as a result, generated insignificant revenues. In 1997, we launched our first online community targeting the Minneapolis area, which was supported by a local sales and marketing effort. During 1998, we focused on further developing our Web site and launched community sites targeting Portland, Oregon and Denver, Colorado which were supported by local sales teams and marketing initiatives. During 1999, we significantly increased the number of our community sites and the geographic markets in which we implemented local sales teams and marketing initiatives. As of December 31, 1999, we had online community sites targeting a total of 39 markets in the U.S., 36 of which were launched during 1999. We also have implemented sales teams and marketing initiatives in 34 of these 39 geographic markets. As of December 31, 1999, we have 493 employees, an increase from 80 employees on December 31, 1998. During 2000, we intend to focus on increasing our member and client bases, expanding our product and service offerings and launching our products and services internationally.

    We currently derive substantially all of our revenues from the sale of online recruiting solutions to companies seeking to hire technology professionals. Our clients pay us a subscription fee for building and hosting a dedicated site which profiles the client, includes job listings and contains information and tools to communicate with technology professionals. Technology professionals can become registered members of techies.com at no cost and can access these client sites 24 hours a day, seven days a week. During 1999, our membership grew from approximately 26,600 to 210,000 by the end of the year, and our client base grew from approximately 225 to approximately 1,180 by the end of the year.

    Our basic client agreement is an annual subscription that provides clients with the ability to post unlimited job openings on a customized Web site built and hosted by techies.com. We also enter into agreements with a duration of longer than one year, as well as agreements for less than one year, particularly when launching online community sites in new geographic markets. Clients may also purchase a premier subscription for an additional cost. This premier subscription offers clients the ability to participate in Internet JobFairs, where we showcase a limited number of clients on the local market Web site and promote them through local media advertising. The price of our subscriptions for new clients, as well as for subscription renewals, is determined by the size of the market, the number of client Web pages and the number of Internet JobFairs purchased. Clients are invoiced at the time a subscription agreement is signed and payment is due generally within 30 days of the invoice date. Revenues are recognized ratably over the term of the agreement, with the amount billed but not yet recognized recorded as deferred revenues. As of December 31, 1999, subscription revenues accounted for all of our revenues. In the future, we anticipate generating revenues by increasing subscriptions, offering training products to our members and clients, selling sponsorships and advertising on

techies.com, providing research, data services and e-commerce opportunities. In addition, we expect to expand into international markets.

    We have a highly diversified client base, including companies in the technology, manufacturing, communications, financial services, consumer products, health care and professional services industries, as well as government entities. For the year ended December 31, 1999, none of our clients accounted for more than 4% of our revenues.

    We recently entered into strategic alliances with ZDNet and CNET to increase our member base, enhance the value of techies.com for our clients and increase our brand recognition. Pursuant to these arrangements, we will be the exclusive technology career development center on the ZDNet and CNET Web sites. We expect to enter into additional strategic alliances in the future.

    During August 1999 through December 1999, we issued options to our employees to purchase 1,339,300 shares of our common stock. We have recorded a deferred compensation charge of approximately $4.0 million related to these options, which will be amortized over a three-year or four-year vesting period. We recognized $162,000 of deferred compensation expense during 1999 related to these grants.

    We have incurred substantial operating losses since our inception and, as of December 31, 1999, had an accumulated deficit of $42.3 million. For the year ended December 31, 1999 we incurred a net loss of $37.7 million and we expect to continue to incur operating losses for the foreseeable future as we continue to grow our business.

    We have only a limited operating history upon which you can evaluate our business and prospects. Our limited operating history and the rapidly changing nature of our business makes predicting our future operating results difficult. As a result, we believe that period-to-period comparisons of our operating results may not be good indications of our future performance, nor would our results for any particular period be indicative of future operating results.

Results of Operations

    The following table sets forth our results of operations for the years ended December 31, 1997, 1998 and 1999, expressed as a percentage of revenues:

	Year Ended December 31,
	1997	1998	1999
Statement of Operations Data:
Revenues	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenues	28.4	31.5	22.4
Sales and marketing	84.7	110.5	471.1
Technology	56.1	31.8	109.7
General and administrative	58.9	177.7	80.1

Total operating expenses	228.1	351.5	683.3

Loss from operations	(128.1)	(251.5)	(583.3)
Interest income (expense), net	(5.2)	(1.7)	2.4

Net loss	(133.3)%	(253.2)%	(580.9)%

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

  Revenues

    Revenues consist of subscription fees from clients seeking to recruit technology professionals. Revenues increased 414% to $6.5 million in 1999 from $1.3 million in 1998. This increase was attributable to a significant increase in the number of our clients, which resulted from a large increase in the number of our online community sites and the implementation of local sales teams and marketing initiatives in these markets. As of December 31, 1999, we had approximately 1,180 clients in 39 markets compared with approximately 225 clients in three markets as of December 31, 1998.

  Cost of Revenues

    Cost of revenues consists of the expenses associated with the building and maintenance of client sites. These expenses primarily include personnel costs associated with gathering and organizing client information for the client site, depreciation of computers and equipment used in implementation and associated occupancy costs. Also included are programming expenses associated with building client sites.

    Cost of revenues increased 265% to $1.5 million in 1999 from $399,000 in 1998. This increase was attributable to increased personnel necessary to support the growth in the number of our clients.

  Sales and Marketing

    Sales and marketing expenses consist of compensation costs for our sales, client services and marketing groups. These expenses also include the costs for advertising and marketing programs to support our growth and the retention of our members and clients.

    Sales and marketing expenses increased to $30.6 million in 1999 from $1.4 million in 1998. This increase was primarily due to our preparations relating to launching sales teams and marketing initiatives in 31 additional geographic markets during 1999, including an increase in our sales and marketing personnel from 48 employees at December 31, 1998 to 301 employees at December 31, 1999.

    We believe that our sales and marketing expenses will continue to comprise our largest cost as we launch local sales teams and marketing initiatives in a majority of our remaining U.S. markets and increase our general marketing activities.

  Technology

    Technology expenses consist of compensation costs for the online, engineering and information systems groups. These groups manage all of our internal and external systems, including e-mail, accounting systems and our Web servers. These expenses also include depreciation associated with hardware and software used to maintain our infrastructure. Our online group designs, develops and enhances our products and service offerings. Our engineering group develops tools to improve the management of our product and service applications as well as the underlying data which support these applications. Our information services group manages the infrastructure necessary to support our products and services.

    Technology expenses increased to $7.1 million in 1999 from $402,000 in 1998. This increase resulted primarily from expenses incurred to change our architecture platform, enhance our products and services and provide network security and system backup.

    We believe that significant investments in technology will be required to enhance and expand our products and services, and, therefore, our technology expenses will continue to increase in absolute dollars for the foreseeable future.

  General and Administrative

    General and administrative expenses consist primarily of compensation costs for our executive management, finance and administrative personnel as well as legal and accounting fees and facilities costs.

    General and administrative expenses increased 132% to $5.2 million in 1999 from $2.2 million in 1998, primarily as a result of increased personnel and increased rent and overhead for new facilities. Total administrative employees increased from 10 at December 31, 1998 to 30 at December 31, 1999.

    We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future as we continue to hire personnel and incur expenses to build our administrative infrastructure, including additional office space, to support the growth of our business and operations as a public company.

  Interest Income (Expense), Net

    Interest income, net was $155,000 in 1999 compared to interest expense of $22,000 in 1998. The increase in interest income is a result of increased equity financing and related cash balances.

  Net Loss

    Our net loss increased to $37.7 million in 1999 from $3.2 million in 1998. The increase in our net loss is a result of our increased spending on sales and marketing, increased geographic expansion and an increase in technology and administrative spending.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

  Revenues

    Revenues increased 294% to $1.3 million in 1998 from $321,000 in 1997. This increase was due to increased client subscriptions for our online community targeting Minneapolis, Minnesota as well as the launch of two additional community sites in the third and fourth quarters of 1998. As of December 31, 1998, we had approximately 225 clients in three markets compared with approximately 100 clients in a single market as of December 31, 1997.

  Cost of Revenues

    Cost of revenues increased 338% to $399,000 in 1998 from $91,000 in 1997. This increase was attributable to increased personnel necessary to support the growth in the number of our clients.

  Sales and Marketing

    Sales and marketing expenses increased 414% to $1.4 million in 1998 from $272,000 in 1997. This increase was primarily due to launching two new online communities during 1998 and our preparations relating to the launching of online community sites in 21 additional geographic markets in 1999, including an increase in our sales and marketing personnel from one employee at December 31, 1997 to 48 employees at December 31, 1998.

  Technology

    Technology expense increased 123% to $402,000 in 1998 from $180,000 in 1997, primarily due to increased expenses to expand and develop our hardware and software infrastructure to support our growing member and client bases.

  General and Administrative

    General and administrative expenses increased to $2.2 million in 1998 from $189,000 in 1997, primarily as a result of increased personnel, facilities and related overhead expenses. Total administrative employees increased to ten at December 31, 1998 from two at December 31, 1997.

  Interest Income (Expense), Net

    Interest expense, net increased to $22,000 in 1998 from $17,000 in 1997 as a result of additional borrowings in 1998. Interest and principal on our note agreements were paid-in-full as of December 31, 1998.

  Net Loss

    Our net loss increased to $3.2 million in 1998 from $469,000 in 1997. The increase in our net loss is a result of our increased spending on sales and marketing, increased geographic expansion and an increase in technology and administrative spending.

Quarterly Results of Operations Data

    The following table sets forth selected unaudited quarterly statement of operations data for each of the eight quarters ended December 31, 1999. In our opinion, this unaudited information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. The quarterly data should be read in conjunction with the financial statements and the notes to these statements appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	March 31, 1998	June 30, 1998	September 30, 1998	December 31, 1998	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999
	(in thousands)
Statement of Operations Data:
Revenues	$196	$259	$373	$437	$471	$915	$1,865	$3,247
Operating expenses:
Cost of revenues	25	55	109	210	206	305	445	501
Sales and marketing	83	157	206	952	3,174	5,370	9,036	13,031
Technology	52	71	122	157	1,522	921	1,461	3,222
General and administrative	156	390	764	937	629	872	1,235	2,469

Total operating expenses	316	673	1,201	2,256	5,531	7,468	12,177	19,223

Loss from operations	(120)	(414)	(828)	(1,819)	(5,060)	(6,553)	(10,312)	(15,976)
Interest income (expense), net	—	2	5	(29)	36	8	14	97

Net loss	$(120)	$(412)	$(823)	$(1,848)	$(5,024)	$(6,545)	$(10,298)	$(15,879)

    From January 1998 through December 1999, we launched 38 community sites targeting new geographic markets. Our revenues increased in each consecutive quarter as we launched these new sites and increased our member and client bases. Our cost of revenues generally increased each consecutive quarter because of the growth in the number of our clients. Our sales and marketing expenses increased each consecutive quarter due to the expansion of our sales and marketing staff, which increased from two on January 1, 1998 to 301 on December 31, 1999. Our sales and marketing expenses increased significantly during 1999 as a result of launching techies.com, which occurred in the first quarter of 1999, new marketing initiatives and community sites in a number of large markets. Technology expenses increased significantly during the first quarter of 1999 due to increased compensation expenses and professional fees for implementing a new technology platform. We have historically experienced increased client subscriptions at the end of each calendar quarter, which we believe may result from budgetary requirements at various companies. We cannot assure you that this trend will continue in future periods.

Liquidity and Capital Resources

    Since inception, we have financed our activities primarily through private placements of common and preferred stock. From January 1, 1998 through December 31, 1999, we raised a total of $8.9 million from the sale of common stock. We also raised $13.8 million from the sale of our Series A convertible preferred stock and $26.4 million from the sale of our Series B convertible preferred stock during the year ended December 31, 1999. In January 2000, we raised $22.2 million from the sale of our Series C convertible preferred stock.

    Net cash used in operating activities was $27.9 million, $2.0 million and $330,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash used in operating activities resulted primarily from our net operating losses, adjusted for certain non-cash items, and a higher level of accounts receivable. This was offset by increases in accounts payable, accrued liabilities and deferred revenue.

    Net cash used in investing activities was $2.7 million, $75,000 and $40,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash used in investing activities resulted from equipment purchases which consisted primarily of computer hardware and software.

    Net cash provided by financing activities was $43.8 million, $3.9 million and $345,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash provided by financing activities was the result of proceeds from our sale of common stock in 1997, 1998 and 1999 and our sale of our Series A and Series B convertible preferred stock in 1999.

    As of December 31, 1999, we had a cash balance of $15.1 million and our principal obligations consisted of obligations outstanding under capital leases. In addition, we have entered into agreements to be the exclusive technical career center on select technology Web sites. As part of these agreements, we have committed to pay $18.0 million in various installments through January 2002.

    We anticipate that we will expend approximately $6.0 million over the next 12 months on capital expenditures based on our current anticipated growth rate. In addition, we expect our operating expenses to grow as we expand into international markets, enhance and expand our products and services and develop additional revenue sources. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for the next 12 to 18 months. Our ability to grow our business will be significantly impaired if we are not able to complete this offering. We cannot assure you that additional funding, if required, will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, develop new products and services or otherwise respond to competitive pressures would be significantly limited. These limitations would materially and adversely affect our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

    None of our monetary assets and liabilities or our accounts payable and operating expenses are denominated in foreign currencies. Therefore, our financial exposure due to the effect of fluctuations in foreign currency rates is not material. In addition, we do not utilize any derivative security instruments.

    Our investments are classified as cash and cash equivalents with original maturities of three months or less. As of December 31, 1999, we consider the reported amounts of these investments to be reasonable approximations of their values. Therefore, changes in the market interest rates will not have a material impact on our financial position. Through December 31, 1999, our interest expense was not sensitive to the general levels of U.S. interest rates because all of our capital lease arrangements were based on fixed interest rates.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We are not required to adopt SFAS No. 133 until January 1, 2001, since SFAS 137 amended the effective date of SFAS 133 to apply for all fiscal quarters of all fiscal years beginning after June 15, 2000. Because we do not currently engage or plan to engage in derivatives or hedging activities, there will be no impact on our results of operations, financial position or cash flows upon adoption of this standard.

Year 2000 Compliance

    Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used in many systems. Most reports to date, however, have indicated that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. However, computer experts have warned that there may still be residual consequences of the change in centuries. As a result, although we have not experienced any Year 2000 problems, it is possible that we could face problems or disruptions during 2000. Any Year 2000 problems could cause difficulties accessing techies.com, thereby resulting in decreased sales of our products and services to our members and clients and damage to our reputation.

BUSINESS

Overview

    We are an online destination for technology professionals and for businesses that want to recruit, market to and interact with these professionals. Our online destination allows technology professionals who become our members to pursue career opportunities, develop proactive relationships with potential employers and obtain relevant content on technology-related issues. We also offer large and small companies access to an extensive pool of technology professionals, customized recruiting solutions, access to market intelligence and a marketplace to sell technology-related products and services. We currently generate revenues primarily from the sale of online recruiting solutions to approximately 1,400 client companies. In the future, we expect to generate revenues from e-commerce opportunities, including training, advertising and sponsorships, as well as the sale of proprietary market research data.

    We have grown our business by launching community sites targeting U.S. metropolitan areas. As of February 29, 1999, we had launched community sites in 39 geographic markets, including the largest metropolitan areas in the country, and expect to launch international markets during 2000. We have launched local sales teams and marketing initiatives in 34 of these 39 domestic markets. We also intend to grow our business by entering into partnerships and alliances with leading technology and other Web sites. We recently entered into arrangements with two of the leading technology Web sites, ZDNet and CNET, to be the exclusive destination for technology career development on each of these sites. We believe these strategic alliances will allow us to increase our membership base, expand our distribution network, enhance the value of techies.com for our clients and increase the recognition of our brand name.

    Our client and member base have been growing rapidly. As of February 29, 2000, we had approximately 300,000 members across the United States, an increase from approximately 210,000 on December 31, 1999 and approximately 26,600 on December 31, 1998. In addition, as of February 29, 2000, we had approximately 1,400 clients, an increase from approximately 1,180 on December 31, 1999 and approximately 225 on December 31, 1999.

Industry Background

  The Increasing Scarcity of Technology Professionals

    Technology is the largest and fastest growing segment of the U.S. economy. The U.S. Department of Commerce estimated that information technology represented 8% of the gross domestic product in 1998. The market for technology-related products and services is rapidly expanding due to the increased use of computers in the workplace and home and the rapid growth of the Internet. According to Dataquest, the installed base of computers in use around the world increased from 253 million in 1997 to 298 million in 1999. This increase in computer usage has significantly broadened the business and consumer markets for computer technology. Companies are increasingly relying on technology-enabled solutions for functions critical to their core business strategies and operations, such as sales and marketing, manufacturing, customer service, distribution and administrative functions and to enhance their competitive position. In addition, the rapid adoption of the Internet as a global medium has enabled millions of people worldwide to obtain information, communicate and conduct business electronically.

    The rapid growth of computer technology and the Internet has increased the demand for highly-skilled professionals to build, support and deliver these technology-enabled solutions, products and services. Companies require technology professionals for a broad range of applications, including hardware and software design, engineering, data warehousing, networking, telecommunications, Internet and intranet design and configuration of packaged applications. This demand has also resulted in technology-related labor shortages in many locations and fields both in the U.S. and abroad.

  The Technology Professional's Need for Reliable and Timely Information

    Despite the growing global demand for highly-skilled technology professionals, we believe there currently exists no single company that offers these individuals a comprehensive source for career opportunities, professional development training and relevant content and information regarding the technology professional community. The growth in career options has created a challenge for technology professionals to learn about and assess job opportunities, educate themselves on a rapidly expanding number of potential employers and communicate with select potential employers on an ongoing basis. In addition, we believe technology professionals currently have limited access to detailed independent content and data to guide their career decisions on an ongoing basis, such as salary and benefits information, geographic trends and training needs. Furthermore, we believe it is difficult to determine the reliability, timeliness or value of the limited career information available to technology professionals. Likewise, while there are numerous providers of training and certification courses and other products targeted at technology professionals, the cost, quality and availability of these products can vary significantly, making it difficult to determine their ultimate value to the technology professional.

  The Need to Recruit, Market to and Interact with Technology Professionals

    The growth in the number of technology professionals, combined with their highly attractive economic and demographic characteristics, has created a need for a single channel to recruit, market to and interact with them.

    However, information regarding technology professionals is highly fragmented, and potential employers often lack reliable information on these professionals, including data relating to demographics, compensation, skill sets and lifestyle interests. This lack of information can hinder companies in their ability to make informed decisions relating to site or project location and workforce planning. In addition, many human resources administrators lack the technical expertise to evaluate specialized technology candidates, resulting in technology managers spending an increasing portion of their time on recruiting and interviewing candidates. As a result, the recruitment of technology professionals can be a very costly and time consuming process for companies. IDC estimates that the average cost of hiring a technology professional is approximately $5,000. Furthermore, traditional means of recruiting technology professionals, including job boards and classified ads, are not focused solely on technology professionals, may not include local career information and typically attract the small percentage of people who are actively looking to switch jobs in the immediate future. These methods do not allow employers to actively promote themselves, develop ongoing relationships with technology professionals and target technology professionals that are currently employed but who would consider new career opportunities. The lack of an efficient and effective means to recruit technology professionals has hindered the ability of many companies to make educated and timely hiring decisions.

    In addition, technology professionals are the primary decision-makers in the multi-billion dollar marketplace for technology-related expenditures. They have a significant say in determining the technology budgets of their employers, and ultimately in determining which products and brands their employers purchase. Additionally, we believe technology professionals generally have large discretionary incomes, and, consequently, significant buying power. This buying power coupled with their exposure to new products makes technology professionals among the first to purchase technology products and integrate new technologies into their personal lives. Advertisers and marketers seeking to capitalize on the influence that technology professionals exert in the purchasing decisions of their employers and their personal buying power are finding it increasingly difficult to access these people on a local and national level. Companies are also finding it difficult to obtain accurate and reliable demographic data that would enable them to devise effective advertising and marketing strategies targeting technology professionals.

    We believe the growth of the Internet offers a unique opportunity to develop communities that focus on the needs and interests of technology professionals and the businesses that wish to recruit, market to and interact with them.

The techies.com Benefits

  Benefits for Technology Professionals

    We enable technology professionals to enhance their quality of life by pursuing career opportunities, developing proactive relationships with potential employers and obtaining relevant content on technology-related issues. We provide our members with the following key advantages:

    Extensive Career Content and Services.  Our members currently enjoy free and unlimited access to approximately 1,400 employers specifically seeking to hire technology professionals on both the local and national levels. Our members also have access to frequently updated career oriented information and content, events, seminars and other resources which are designed to provide the technology professional with the ability to evaluate and execute career decisions. Our members provide us with detailed professional and demographic information, which enables us to efficiently target specific career opportunities for them and provide our members with ongoing relationships with preferred potential employers. For example, our "techwatch list" automatically notifies members regarding future employment opportunities with clients in which our members have indicated an interest.

    Confidentiality and Control.  Unlike some other job search and recruiting services, our Web site provides our members with complete confidentiality and the ability to exercise control over the recruiting process, networking with potential employers and their career training. Clients can only access the personal information of our members if the member specifically applies for a position with such client or if the member permits a client to view their resume. By providing extensive online access to over 300 technical and professional development courses at an affordable cost, we allow our members to make appropriate and timely decisions regarding their professional and skills development.

    A Premier Technology Community and Identity.  Based upon our rapidly expanding member base, we believe that techies.com is increasingly recognized by technology professionals as the most trusted online source for current and reliable information about their careers and professional development. We have designed our Web site from the perspective of the technology professional. We provide these professionals with products and services catering to their specific needs and interests. In addition, our marketing programs recognize and promote the value of technology professionals to our national economy. For example, in October 1999, we launched the first annual National Techies Day to celebrate the contributions and achievements of technology professionals.

  Benefits for Businesses

    We believe we provide the best combination of speed, quality and cost-effectiveness to businesses seeking to reach the technology professional community as compared with existing online and offline alternatives. We provide businesses with the following key advantages:

    Extensive Qualified Applicant Flow.  Our clients have access to approximately 300,000 technology professionals who have provided us with detailed information regarding their experience, skills, competencies, job preferences and education. We use our proprietary technology to automatically match the job requirements of technology professionals with opportunities posted by our clients. This reduces the need for corporations to recruit through a large number of channels and facilitates the hiring process by improving the number of qualified candidates who apply for a given technology position. Our Web site also allows clients to develop and maintain ongoing and personal relationships with targeted technology professionals thereby building a community of individuals who have expressed an interest in the client company.

    Ability to Promote Themselves as Employers of Choice.  Each client maintains a customized site on  techies.com, referred to as a "techspectus," which is designed to promote the business and educate technology professionals about ongoing career opportunities. The techspectus typically contains an introduction to the client company, information about opportunities, compensation and benefits, testimonials and visuals of the client's facilities, and can be targeted nationally or at numerous local audiences. We believe these sites are particularly attractive to corporations that lack widespread recognition among technology professionals or may find it difficult to attract these professionals. Our Internet JobFairs, through which we showcase a select number of our clients in one of our geographic markets, provide our clients with an excellent opportunity to promote their company online to our members, as well as to the general public through advertisements on local television and radio in conjunction with our commercials.

    End-to-End Support for Recruiting and Networking.  We provide each of our clients with extensive and ongoing support from a dedicated advisor. These advisors assist clients in positioning their business, designing the client site, writing job descriptions, identifying and selecting candidates and sharing relevant information such as compensation trends and skill availability in local markets. These services are designed to assist our clients in maximizing their use of our various products and services.

    Highly-Targetable Advertising and E-Commerce Marketplace.  Our Web site provides a marketplace for advertisers and marketers to promote and sell technology-related products and services to technology professionals. Our extensive member database which includes demographic and professional information, offers advertisers and marketers significant flexibility to select their desired level of targeting. Advertisers and marketers can access a broad national audience of technology professionals or reach more targeted audiences by advertising within any of our numerous local online communities of technology professionals.

    Access to Market Intelligence.  We believe that our growing member database, which profiles the experience, skills and education of approximately 300,000 technology professionals nationwide, provides us with a unique resource to allow companies to understand, measure and track the technology professional community. We can provide companies with current and reliable market data relating to growth trends, salary and compensation requirements, employee benefits and workforce supply and demand. This data can be utilized by national and local companies to guide employment decisions, workforce planning and project placement.

Strategy

    Our objective is to be the leading online destination for technology professionals and the businesses that want to recruit, market to and interact with these professionals. Key elements of our strategy include:

    Expanding Recruiting Solutions Available to Employers.  We intend to continue to deliver efficient and creative solutions for clients seeking to employ technology professionals. As we expand our member base, we will be able to provide local and national clients with a single source for fulfilling their technology professional hiring needs. At the same time, we intend to expand the ability of our clients to build and maintain ongoing relationships with targeted groups of technology professionals. We believe that these additional employment related solutions and products will strengthen our client relationships and bolster our reputation as the premier resource for recruiting technology professionals.

    Providing Additional Content and Community Features to Our Members.  We are committed to enhancing  techies.com by providing additional content and community features for our members. For example, we intend to expand the original content that is available on the site relating to career development and advancement, technology trends, lifestyle issues and other topics of interest to technology professionals. We also plan on adding features to our site which will allow technology professionals in different geographic markets to communicate with each other to share ideas, information, experiences and recommendations. We believe that these additional features will increase the use of our site among technology professionals, enhance our brand recognition, strengthen the loyalty of our members and attract additional clients.

    Capitalizing on Multiple Revenue Opportunities.  We intend to capitalize on our growing client and member bases by generating revenues from e-commerce opportunities, including training, advertising and sponsorships, as well as the sale of proprietary market research data. We plan on offering advertisers and e-commerce marketers with access to our member base, including sponsorships, promotions, links and button advertisements. We intend to promote our extensive selection of technical and professional development courses to our growing member base. We expect to also leverage our growing member database to create innovative research products and tools, including research reports and data. While always protecting the privacy of our members, we can configure this data and research in numerous ways and share it with our members, marketing partners and clients. For example, we believe clients will view our proprietary information as a valuable tool in making hiring and employment-related decisions.

    Increasing Market Penetration and Expanding Internationally.  We intend to increase local sales and marketing initiatives in our domestic markets and to introduce our products and services in select international markets. To date, we have launched online communities in 39 geographic markets in the U.S., and have implemented local sales teams and marketing initiatives in 34 of these markets. We believe that strengthening our sales and marketing initiatives will enable us to significantly expand our member and client bases. The increasing demand for highly skilled technology professionals around the world also presents numerous opportunities in international markets. As a result, we intend to introduce online communities in a number of foreign countries to address the increasingly global market of technology professionals. Our initial efforts will focus on Canada and select European markets that are characterized by high internet adoption rates and an active demand for technology professionals.

    Aggressively Promoting the techies.com Brand.  We intend to capitalize on the fact that we were one of the first online sites to specifically target the technology professional community. We plan to continue building our brand awareness by significantly expanding our marketing efforts, which include television, radio, print and online advertising. In addition to these comprehensive marketing and advertising campaigns, we also intend to build brand awareness through existing and future partnerships and alliances, including our recent agreements with ZDNet and CNET to build co-branded career sites. We believe that these brand-building efforts will cause technology professionals to identify with, rely on and remain loyal to techies.com. At the same time, we expect local and national companies throughout the U.S. to increasingly utilize techies.com to market to, communicate with and learn about the growing communities of technology professionals. We believe that increasing our brand awareness is critical to attracting and retaining members and clients, as well as sponsors, advertisers and e-commerce partners.

Our Products and Services

    We designed techies.com to provide technology professionals with targeted career opportunities in a confidential manner and relevant technology-related content. At the same time, we provide our clients with efficient tools for recruiting, marketing to and interacting with technology professionals. Members register free of charge for any of our local online communities, and we currently have approximately 300,000 registered members. We enable our clients to create a customized Web site to promote their company, more effectively and economically manage their recruiting processes and develop ongoing relationships with select technology professionals in each of our geographic markets. Clients pay us a subscription fee for these services. Currently, we have approximately 1,400 clients.

  Member Services

    We currently provide our members with the following:

  •
  career opportunities,

  •
  training courses, and

  •
  relevant content on technology-related issues.

    Members register for our services by completing a detailed personal profile, or "techfolio", that includes their demographic data, technology skills and competencies, job preferences and educational background. Members are able to update the techfolio on an ongoing basis as their professional accomplishments and interests change. Capturing this detailed, up-to-date information, which we refer to as "technographic data", allows us to customize and deliver important, personal content directly to each of our members on a timely basis.

    Once a technology professional becomes a member of techies.com, he or she is able to access any of our online communities and view all client profiles at no charge. Each member has the ability to browse through a client's site on techies.com to learn about the client and its work environment, job opportunities and compensation and benefits information. Our site also offers a proprietary intelligent matching agent, which we refer to as the "techbroker", which efficiently matches a member's job requirements with a posted client opportunity. Members can apply electronically for any position that interests them. If a member chooses to apply electronically, a notice will be sent to the member prompting him or her to update their resume prior to transmission of their application. The member's updated resume can then be e-mailed immediately to the client for review. Once a client receives a resume from one of our members, the client and member are able to deal directly with one another. Members can also develop an individualized pool of clients, which we refer to as a "techwatchlist", that will automatically notify them regarding future employment opportunities with these specific clients.

    We recognize the importance of allowing our members to control the exchange of information with clients and that this process remain confidential and permission-based. We treat the information that is provided to us by our members as strictly confidential. We also recognize that the information we provide to our members must be personally relevant and conform to their employment criteria, and that our members not be subject to unwanted solicitations. We are monitored by TRUSTe, a non-profit Internet consumer protection organization that enforces privacy principles and adherence to ongoing oversight and consumer resolution procedures. In order to display the TRUSTe mark on our Web site, we have agreed to comply with its dispute resolution procedures and ongoing oversight of our privacy policies. We also exclude headhunters and recruiting services from utilizing our recruiting solutions so as to ensure direct contact between our members and a potential employer.

    techies.com offers access to over 300 online training courses to our members, including technical and professional development courses. Our technical courses cover areas such as JAVA programing, network administration, data warehousing and Web design and development. Our professional development courses cover areas such as investing, operating a home business, retirement planning and time management. Each course has a description specifying the intended audience, estimated course length, learning objectives, topics covered and course features. We currently offer access to all of our technical courses for an annual subscription fee of $99.95, and access to all of our professional development courses for an annual subscription fee of $49.95. Members can also purchase unlimited access to all of these online courses for an annual subscription fee of $129.95. We believe that these training courses offer our members an affordable way to control their professional development and, ultimately, advance their careers. We intend to increase the number and variety of the courses we offer to continue to provide our members with comprehensive training offerings.

    We also provide our members with relevant career and lifestyle content that we believe is interesting to our members. For example, we publish Your Career, an online magazine which offers career advice. We intend to increase the amount of original content on  techies.com, and we believe that this will enable us to continue to earn the trust and loyalty of our growing member base.

  Client Services

    Clients subscribe to techies.com to locate and recruit technology personnel with specific skills and competencies. Our service allows clients to screen members based on their employment requirements and other criteria and to recruit full time and part time employees, as well as consultants and interns. Clients pay us a subscription fee, which varies by market size and level of service, for building and hosting a dedicated Web site on  techies.com, which we refer to as a "techspectus". The techspectus, which is built, accessed and administered entirely on the techies.com host site, typically offers an introduction to the client company, information relating to opportunities at the client, compensation and benefits information, descriptions of the technologies used by the client, as well as testimonials and visuals of the client's facilities. It also contains information and tools to communicate with technology professionals. Clients can add, delete and change employment opportunities at any time directly through the "Employer Administration" section of their dedicated site.

    In order to provide highly focused service, we assign client specialists, or "techadvisors", to each client. Techadvisors are specialists who enable our clients to maximize their use of our recruiting tools and solutions. Our techadvisors assist clients with positioning their business, designing the client site, writing job descriptions, identifying and selecting candidates and sharing relevant recruiting information such as compensation trends and skills availability in local markets. We believe that this personal attention is very useful to our clients for making intelligent hiring decisions.

    Clients can access the personal information of our members only if the member applies for a specific position or if the member allows a client to access their resume through one of our Internet JobFairs. An Internet JobFair, which is available only on techies.com, showcases a select number of our clients in one of our geographic markets. We market our Internet JobFairs and our participating clients through local television and radio advertising. New and existing members are encouraged to enter the Internet JobFair and view the techspectus of each participating client. Once a member has joined an Internet JobFair, members can either permit the participating clients to view their resumes or remain anonymous. Members can also allow their resume and contact information to be held in specific client databases, or "techpools". The techpool is a specific community of members interested in future opportunities that the client may offer and enables a client and interested members to maintain an ongoing relationship to discuss career opportunities.

Clients

    Our clients consist of national and local companies in a broad range of industries, including technology, manufacturing, communications, financial services, consumer products, health care and professional services, as well as government entities. Our client base has rapidly expanded during the past year. As of February 29, 2000, we had approximately 1,400 clients, an increase from approximately 1,180 on December 31, 1999 and approximately 225 on December 31, 1998. For the year ended December 31, 1999, none of our clients accounted for more than 4% of our revenues.

    The following is a representative list of our clients:

Communications	Consumer Products	Financial Services	Government
Cypress Communications CSC Holdings Excel Communications	SuperValu Eastman Kodak Tandy/Radio Shack	Scudder Kemper Investments Lutheran Brotherhood US Bancorp	City of Seattle City of Los Angeles State of Colorado
Health Care	Manufacturing	Professional Services	Technology
Blue Cross Blue Shield of Minnesota Allegiance Healthcare Corp. Mayo Foundation	Bethlehem Steel Motorola Leviton Mfg.	Alternative Resource Corporation Volt Technical Services Eliassen Group	Integrationware Progress Software Software Architects

Sales and Marketing

    Our sales and marketing strategy is designed to increase our client and member bases, strengthen the techies.com brand name, build member loyalty and develop additional revenue opportunities. Our marketing activities are also pivotal in successfully launching techies.com communities in new metropolitan areas. For example, prior to launching an online community in a new geographic market, our marketing team develops a list of potential clients and contacts them through a variety of channels. Once we have launched our services in a new geographic market, we offer periodic seminars on relevant topics for both our new and existing clients and work with local media to promote techies.com and the benefits we offer to technology professionals and companies.

  Sales

    Our sales organization has rapidly expanded as we have increased our geographical penetration and our member and client bases. As of February 29, 2000, our sales force consisted of 306 professionals. This sales team includes sales representatives dedicated to our 34 geographic markets across the United States. Our local salespeople are dedicated to selling our products and services to companies located in their specific geographic territories. Our national sales representatives are focused on sales to large corporations that operate in multiple geographic markets. Our techadvisors are responsible for obtaining renewals for client subscriptions.

  Marketing

    Member Marketing.  To actively promote and support the techies.com brand and attract new members, we engage in a broad range of marketing programs. These programs include a combination of television, radio, print, outdoor and online advertising. In addition, we believe that the co-branded sites we operate with ZDNet and will operate with CNET will prove to be effective ways to promote our brand to the technology professional community and to attract new members. We expect to enter into additional strategic alliances in the future.

    Our marketing efforts are also designed to promote the importance and image of technology professionals. On October 5, 1999, we launched National Techies Day to celebrate the important contributions and achievements of technology professionals. This event was co-founded with CNET and sponsored by 15 organizations, including Federal Express, Compaq, Forbes, Gartner Group and Information Week. Vice President Al Gore, Commerce Secretary William Daley, and Marc Andressen, a founder of Netscape and the spokesperson for National Techies Day, all participated in the event, which was covered by the national media. We will continue to sponsor National Techies Day as an important annual event, and the next one is scheduled for October 3, 2000.

    Client Marketing.  We focus on developing awareness of the techies.com brand, as well as promoting our increasing number of products and services, through marketing efforts directed at national and local employers of technology professionals. These efforts include participating in regional and national trade shows and events, as well as industry conferences. In addition, we sponsor executive briefings for potential clients that specifically highlight the benefits of our products and services. Our client marketing team also distributes faxes and e-mail messages to alert companies of significant events, publishes an employer newsletter and conducts research on potential clients. We believe these coordinated client marketing efforts have been critical in increasing our client base.

Partnerships and Alliances

    We have recently formed alliances with ZDNet and CNET to increase our member base, expand our distribution network, enhance the value of  techies.com for our clients and increase the recognition of our brand name:

  •
  ZDNet.  ZDNet is a leading online destination that provides technology-related information to Internet users worldwide. Under our two year agreement, which commenced in October 1999, we are ZDNet's exclusive provider of a technology career development center. This arrangement allows ZDNet visitors to become members of techies.com, perform job and company searches, access career management content and access technology-related articles. We are responsible for hosting and monitoring the co-branded site which is integrated into the ZDNet Web site.

  •
  CNET.  CNET is a leading online destination that provides information about computers, the Internet and digital technologies. Under our two year agreement, which will commence upon the upcoming launch of the co-branded site, we will be CNET's exclusive provider of a technical career center. This arrangement will allow CNET visitors to become members of techies.com, perform job and company searches, access career management content and access technology-related articles.

    We will seek to enter into partnerships and alliances with other leading Web sites.

    We have also entered into an agreement with DPEC, a leading provider of Web-based training courses for the technology professional, which allows us to offer our members over 300 business and technical training courses. We believe these courses will complement our other member-based offerings and provide our members on-demand access to a high quality, comprehensive training resource to enhance their skills and professional development.

Technology

    We believe we have an advanced technology platform that is built and maintained for reliability, security and flexibility. In addition, our infrastructure is scalable, allowing it to accommodate growth in our business.

    The critical components of our software and hardware systems are redundant, allowing us to withstand unexpected component failures. We primarily employ Sun Solaris for our operating system, Netscape Enterprise Server software for our Web servers and Oracle as our database software. Our hardware is primarily enterprise level Sun equipment. Our product application and support systems development is written primarily in JAVA which provides an efficient means to scale our product-line for expansion and growth. Additionally, we are implementing Akamai Technologies' image caching technology that will facilitate faster content delivery to our end-users.

    We use several layers of security in order to protect the storage and transmission of data as well as to prevent unauthorized access to our systems. Critical systems including databases are behind firewalls for protection. We monitor our site performance and systems through a variety of internal and third party tools.

Competition

    We operate in a highly competitive marketplace. There are many entities that target the technology professional and the companies that want to recruit, market to and interact with them. We face intense competition in all segments in which we operate or in which we plan to operate, including recruiting, training, online advertising and e-commerce and data research and reporting.

    We currently compete with companies that provide both online and offline recruiting services, including among others, the following:

  •
  traditional recruiting services, such as headhunters and placement agencies;

  •
  newspapers, magazines, trade journals and other media properties that offer job search services;

  •
  online job boards, databases and recruiting sites; and

  •
  large Internet portals that contain employment opportunities and services.

    We expect to experience increased competition from companies that offer Web sites to recruit employees directly. We also expect to face competition as other established and emerging companies, including print media companies and recruiting and search firms with established brands, enter the online recruiting market.

    We believe that the primary competitive factors determining success in the market for recruiting, and specifically, the online recruiting of technology professionals, are providing accurate and current job listings, offering a large pool of attractive candidates, providing confidentiality for the job seeker and offering career content and related services. We believe that we distinguish ourselves from our competitors as a result of our focus on providing targeted employment opportunities to the technology professional, career-related products and services and our emphasis on confidentiality.

    In the market for training assessment and certification, we compete with numerous companies that offer either online or offline professional and business development courses and testing services. In the market for gathering and distributing technology data and research, we compete with companies primarily engaged in data collecting and market research and reporting.

Government Regulation

    There is an increasing number of laws and regulations in the United States and abroad pertaining to communications and commerce on the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments. Laws or regulations may be adopted with respect to the Internet relating to the liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Moreover, the application to the Internet of existing laws governing issues such as intellectual property ownership and infringement, employment and personal privacy is uncertain and developing. Any such legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet in general, prevent us from delivering our content in different parts of the world and increase our costs of selling products or otherwise operating our business.

    Privacy Concerns.  The European Union and many countries within the E.U. have adopted privacy directives or laws that strictly regulate the collection and use of information regarding Internet users that is identifiable to particular individuals. Privacy legislation has been proposed in the U.S. as well, and the U.S. Federal Trade Commission has taken action against Web site operators that do not comply with state privacy policies. These and other governmental efforts may limit our ability to target advertising or collect and use information regarding the use of our Web sites. Fears relating to a lack of privacy could also result in a reduction in the number of our members which could harm our business, financial condition and results of operations. In addition, Web sites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. Our company and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. Some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies.

    Internet Taxation.  A number of legislative proposals have been made at the federal, state and local levels, and by various foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and some states have taken measures to tax Internet-related activities. Although Congress placed a three-year moratorium in 1998 on new state and local taxes on Internet access or e-commerce, existing state and local laws were expressly excepted from this moratorium. It is possible that this moratorium may not be renewed. As a result, some federal and/or state taxes may be imposed on Internet commerce. Legislation in this area, or other attempts at regulating commerce over the Internet both in the United States and abroad may impede the growth of our product sales and adversely affect our business, financial condition and results of operations.

    Domain Names.  Domain names are the users' Internet "addresses." The acquisition and maintenance of domain names, or Internet addresses, generally are regulated by governmental agencies and their designees. We have the right to use various Web domain names that are important to the operation of our business, including www.techies.com. We cannot assure you that third parties will not be able to acquire domain names that are similar to, infringe upon or otherwise decrease the value of our proprietary rights. In addition, changes in the system for registering domain names may result in the loss of or change in our domain names and a reduction in brand awareness among our users.

    Jurisdictions.  Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in Minnesota, the governments of other states and foreign countries might attempt to regulate our business activities. In addition, because our service is available over the Internet in multiple states and foreign countries, these jurisdictions may require us to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject us to taxes and other regulations.

Intellectual Property

    We regard our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection, confidentiality and assignment of invention agreements, and/or license agreements with employees, customers, independent contractors, partners and others to protect our proprietary rights. We are strategically pursuing the registration of our trademarks and service marks in the United States, and have applied for and obtained registration in the United States for some of our trademarks and service marks. The trademark "techies.com" has been applied for, but has not yet been granted by the U.S. Patent and Trademark Office. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products and services are made available online.

    In connection with our agreements with ZDNet and CNET, we have licensed our trademarks, service marks and logos solely for operation of the co-branded sites. While we attempt to ensure that the quality of our brand is maintained by these partners, we cannot provide any assurance that they will not take actions that might materially adversely affect the value of these proprietary rights or our reputation, which could have a material adverse effect on our business, financial condition and results of operations. We cannot provide any assurance that the steps we have taken to protect our proprietary rights will be adequate or that third parties will not assert claims of infringement of intellectual property against us. Although we believe that our products and services do not infringe upon the intellectual property rights of others and that we have all rights necessary to utilize the intellectual property employed in our business, we may be subject to claims alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums on litigation, pay damages, delay product installments, develop non-infringing intellectual property or acquire licenses to intellectual property that is the subject of this infringement. Therefore, these claims could have a material adverse effect on our business, results of operations and financial condition.

Employees

    At February 29, 2000, we had a total of 533 employees, of which 321 were involved in sales and marketing, 130 were involved in technology, including product/content development and technology infrastructure/maintenance, 46 were involved in building client sites and 36 were involved in general and administrative functions. None of our employees is represented by a labor union. We have not experienced any work stoppages and we consider relations with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that we will need to continue to attract, hire and retain qualified personnel to be successful in the future.

Facilities

    We currently lease approximately 30,757 square feet of space at our headquarters in Edina, Minnesota. The lease expires on February 28, 2002. In addition, we lease approximately 44,977 square feet of additional space for general office purposes in Bloomington, Minnesota. The lease for this space expires on November 30, 2005.

    We currently anticipate that we will require additional space to accommodate our growth as more personnel are hired. We are currently negotiating for a 100,000 to 150,000 square foot facility in the Minneapolis area where we plan to consolidate our two current locations plus provide for future growth.

Legal Proceedings

    We are not presently a party to any material legal proceedings.

MANAGEMENT

Our executive officers, directors and key employees

    The executive officers, directors and key employees of techies.com, and their ages and positions as of March 3, 2000, are:

Name	Age	Position
Dan Frawley*	41	Chief Executive Officer, President and Director
Doug Berg	33	Chief Techie
Tony Abena*	35	Executive Vice President and Chief Online Officer
Larry Stranghoener*	45	Executive Vice President and Chief Financial Officer
Lisa Shough*	43	Senior Vice President, Sales
Jeff Traynor	45	Senior Vice President, Strategic Planning
John Barrow	40	Vice President, Client Marketing
Peter Brasket	39	Vice President, Business Development
George Johnson	47	Vice President, Marketing
Dan Meiusi	39	Vice President, Operations
Anthony Brenner	42	Director
Follett Carter	57	Director
Bryson Hollimon	44	Director
Mark Jung	38	Director
Timothy Stepanek	51	Director
Bill Worthen	45	Director

*
Denotes executive officer

    Dan Frawley has served as our Chief Executive Officer since October 1998 and as one of our directors since July 1998. He has also served as our President since January 2000. From July 1998 to September 1998, Mr. Frawley served as our Chief Operating Officer. From August 1996 to July 1998, Mr. Frawley served as Senior Vice President of Channel Strategies at Gartner Group, Inc., a provider of information technology research and advisory services. From July 1988 to July 1996, Mr. Frawley served as President of J3 Learning Corporation, an information technology training company which was acquired by Gartner Group, Inc. in July 1996. Mr. Frawley received his M.B.A. from the Harvard Business School and a B.S. in Economics from the U.S. Naval Academy.

    Doug Berg has served as our Chief Techie since October 1996 and as our President from October 1996 to January 2000. From November 1992 to October 1996, Mr. Berg founded and served as Chief Executive Officer of Quantum Consulting and Placement, a technology consulting and placement company. From August 1989 to November 1992, Mr. Berg was an independent information technology recruiter.

    Tony Abena has served as our Executive Vice President since January 2000 and as our Chief Online Officer since August 1999. From October 1998 to August 1999, Mr. Abena was the President and Chief Executive Officer of the Gartner Institute, which was funded in part by Gartner Group, Inc. From September 1997 to October 1998, Mr. Abena served as Vice President, New Business Development for Gartner Group, Inc. From August 1995 to September 1997, Mr. Abena was Vice President for Product Management for Gartner Learning, a division of Gartner Group, Inc. Mr. Abena received his M.B.A. from the University of Minnesota and a B.S. in International Relations and Computer Science from Lewis & Clark College.

    Larry Stranghoener has served as our Executive Vice President and Chief Financial Officer since January 2000. From February 1997 to December 1999, Mr. Stranghoener served as Chief Financial Officer of Honeywell Incorporated, a global industrial company which subsequently merged with Allied

Signal Inc. From January 1996 to January 1997, he served as Honeywell's Vice President of Business Development. From August 1983 to December 1995, Mr. Stranghoener held a variety of management positions for Honeywell in the United States and Europe. Mr. Stranghoener received his M.B.A. from Northwestern University and a B.A. in American Studies from St. Olaf College.

    Lisa Shough has served as our Senior Vice President, Sales since January 2000 and as our Vice President, Sales since November 1998. From February 1995 to November 1998, Ms. Shough held several senior management positions with Gartner Group, Inc., including Director of Strategic Solutions and Platinum Western Region Manager. From January 1984 to February 1995, Ms. Shough held a series of sales and management positions with the National Educational Training Group, an online technology training company, CBT Systems Group, an interactive information technology training company and Zenger-Miller, an organizational performance training company. Ms. Shough received her B.A. in Political Science from the University of Texas.

    Jeff Traynor has served as our Senior Vice President, Strategic Planning since January 2000 and served as our Chief Financial Officer from November 1998 to January 2000. From August 1996 to November 1998, Mr. Traynor acted as a private consultant for high-tech businesses. During this period, Mr. Traynor served as Acting Chief Executive Officer for a medical software company, a consultant for a high-tech venture capital group and an Acting Chief Financial Officer for a medical services company. From April 1994 to July 1996, Mr. Traynor was the Chief Financial Officer of J3 Learning Corporation. From April 1993 to March 1994, Mr. Traynor was the Chief Financial Officer of Fourth Shift Corporation, a software development company. Mr. Traynor received his M.B.A. from the Harvard Business School and a B.A. in Accounting from Augustana College. Mr. Traynor is a Certified Public Accountant.

    John Barrow has served as our Vice President, Client Marketing since November 1999. From August 1996 to November 1999, Mr. Barrow was Gartner Group Inc.'s Vice President of Marketing for the Asia/Pacific region. From October 1990 to August 1996, Mr. Barrow served as Executive Vice President for J3 Learning Corporation. Mr. Barrow received his M.B.A. from the Harvard Business School and a B.S.C. in Psychology from the University of New South Wales.

    Peter Brasket has served as our Vice President, Business Development since May 1999. From August 1996 to May 1999, Mr. Brasket served in a variety of senior management positions at Gartner Group, Inc., including Vice President, Channel Partners and Vice President, Gartner Learning Asia/ Pacific. From October 1994 to July 1996, Mr. Brasket was the Director of International Sales for J3 Learning Corporation. From March 1985 to October 1994, Mr. Brasket held international sales and project management positions at Varitronics Systems, Inc., a signage and presentation equipment manufacturer. Mr. Brasket received his M.A. in International Management from St. Thomas University and a B.S. in Economics from St. John's University.

    George Johnson has served as our Vice President, Marketing since November 1998. From May 1994 to November 1998, Mr. Johnson founded and served as the President and Chief Operating Officer of Internet Broadcasting Systems, an operator of TV-related Web sites. From January 1992 to May 1994, Mr. Johnson was the National Sales Manager for Newtek, a manufacturer of computer video hardware and software. Mr. Johnson received his B.S. in Education from St. Cloud State University.

    Dan Meiusi has served as our Vice President, Operations since August 1998. From June 1997 to July 1998, Mr. Meiusi was the Director of Operations for Sales Channel Development at Gartner Group, Inc. From August 1991 to June 1997, Mr. Meiusi was a mortgage banker with Burnet Mortgage. Mr. Meiusi received his M.B.A. from the University of St. Thomas and a B.S. in Marketing from Oral Roberts University.

    Anthony Brenner has served as one of our directors since April 1999. Since January 1998, Mr. Brenner has served as Managing Director at Crosslink Capital, Inc., a venture capital firm that was formerly the Omega Ventures arm of Robertson, Stephens & Company. From May 1994 to September 1996, Mr. Brenner was Senior Managing Director of Advanta Partners, a venture capital firm affiliated with Advanta Corporation, a financial services company. Mr. Brenner also served as a member of the board of directors of Advanta Corporation from May 1992 to August 1996. From January 1989 through December 1998, Mr. Brenner also was the President of Cedar Point Partners, L.P., a private equity investment partnership. Mr. Brenner received his M.B.A. from Stanford University and a B.A. in Economics from Yale University.

    Follett Carter has served as one of our directors since October 1999. Mr. Carter currently serves as a sales and marketing consultant to technology companies. From October 1995 to October 1999, Mr. Carter was the President and Chief Marketing Officer of Gartner Group Distribution, a division of Gartner Group, Inc. From October 1993 to October 1995, Mr. Carter was an Executive Vice President at Gartner Group, Inc. Mr. Carter also serves on the boards of directors of several private companies. Mr. Carter received his M.B.A. from Columbia University and a B.A. in Humanities from Case Western Reserve University.

    Bryson Hollimon has served as one of our directors since July 1999. Mr. Hollimon serves as the Managing General Partner of Technology Venture Partners, a venture capital firm, which he founded in July 1999. From January 1990 to June 1999, Mr. Hollimon was an investment banker and senior executive with Wessels, Arnold & Henderson, LLC and with Dain Rauscher Wessels, where he was most recently a Senior Managing Director and Director of Investment Banking. Mr. Hollimon received his B.S. in Finance and Economics from the University of Minnesota.

    Mark Jung has served as one of our directors since August 1999. Since January 1999, Mr. Jung has served as Chief Executive Officer and President of Snowball.com, an internet company. From February 1992 to July 1997, Mr. Jung co-founded and served as Chief Executive Officer of Worldtalk Communications Corporation, a supplier of internet security software. From February 1996 to July 1997, Mr. Jung also served as Chairman of Worldtalk Communications Corporation. Mr. Jung received his M.B.A. from Stanford University and a B.S. in Electrical Engineering from Princeton University.

    Timothy Stepanek has served as one of our directors since November 1998. Since June 1989, Mr. Stepanek has served as Managing General Partner of Winton Partners, a venture capital and investment management company. Mr. Stepanek received his M.B.A. from the University of Minnesota and a B.A. in Business Administration from the University of St. Thomas.

    Bill Worthen is our founder and has served as one of our directors since our inception. From September 1994 to October 1998, Mr. Worthen served as our Chief Executive Officer. From January 1989 to September 1994, Mr. Worthen was Vice President, Sales for Centron, a network services and product leasing company, a division of GATX Capital.

Composition of the Board

    Upon the closing of this offering, we intend to file an amended and restated certificate of incorporation pursuant to which our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Our board of directors has resolved that Messrs. Frawley and Worthen will be Class I Directors whose terms expire at the 2001 annual meeting of stockholders, Messrs. Carter and Stepanek will be Class II Directors whose terms expire at the 2002 annual meeting of stockholders and Messrs. Brenner, Hollimon and Jung will be Class III Directors whose terms expire at the 2003 annual meeting of stockholders. With respect to each class, a director's term will be subject to the election and disqualification of their successors, or their earlier death, resignation or removal.

    There are no family relationships among any of our directors, officers or key employees.

Board Committees

    We established an Audit Committee and a Compensation Committee in 1998.

    The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent public accountants, the scope of the annual audits, fees to be paid to the independent public accountants, the performance of our independent public accountants and our accounting practices. The Audit Committee consists of Anthony Brenner and Timothy Stepanek.

    The Compensation Committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our compensation plans. The Compensation Committee consists of Timothy Stepanek, Anthony Brenner and Bill Worthen.

Director Compensation

    In 1999, we granted 75,000 options each to Messrs. Hollimon, Jung and Carter upon being elected to our board of directors.

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, we do not currently compensate our directors. Under our 2000 Stock Incentive Plan, each individual who first joins our board after the effective date of this offering as a non-employee board member will automatically receive a grant of an option on that date to purchase 25,000 shares of common stock at the time of his or her commencement of board service. In addition, on the date of each annual stockholders' meeting beginning in 2001, each non-employee member of the board of directors who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 5,000 shares of common stock. See "—2000 Stock Incentive Plan."

Employment Agreements

    We do not currently have any employment agreements with any of our named executive officers.

Compensation Committee Interlocks and Insider Participation

    The Compensation Committee of the board of directors currently consists of Timothy Stepanek, Anthony Brenner and Bill Worthen. Bill Worthen previously served as our chief executive officer. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

Executive Compensation

    The following table sets forth the compensation earned for all services rendered to us in all capacities during 1999 by our Chief Executive Officer and our other two most highly compensated executive officers whose total salary and bonus earned during the fiscal year ended December 31, 1999 exceeded $100,000.

Summary Compensation Table

	Annual Compensation(1)(2)
			Long-Term Compensation Number of Shares Underlying Options
Name and Principal Position
	Salary	Bonus
Dan Frawley	$161,250	$50,000	200,000
Chief Executive Officer and President
Lisa Shough	$144,792	$100,000	—
Vice President, Sales
Jeff Traynor	$129,000	—	20,000
Chief Financial Officer

(1)
The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each executive officer listed above is less than the lesser of $50,000 and 10% of his or her total annual salary and bonus.

(2)
Tony Abena joined us as Chief Online Officer in August 1999.

Option Grants in Last Fiscal Year

    The following table sets forth information concerning individual grants of options made during the fiscal year ended December 31, 1999 to each of our executive officers named in the Summary Compensation Table. We have never granted any stock appreciation rights.

	Individual Grants
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Dan Frawley	200,000	9.1%	$1.75	5/2/04	$96,999	$213,679
Lisa Shough	—	—	—	—	—	—
Jeff Traynor	20,000	0.9	$4.75	12/2/04	26,247	57,998

(1)
Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercise depend on the future performance of the common stock. The amounts reflected in the table may not necessarily be achieved.

Aggregated Option Exercises in the Fiscal Year Ended December 31, 1999 and Year-End Option Values

    The following table sets forth information concerning the number and value of unexercised options held by each of our executive officers named in the Summary Compensation Table at December 31, 1999. One of these executive officers exercised options during the fiscal year ended December 31, 1999.

	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at December 31, 1999		Value of Unexercised In-the-Money Options at December 31, 1999(1)
Name
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dan Frawley	—	$—	691,554	496,380	$3,976,436	$2,854,185
Lisa Shough	—	—	66,000	134,000	346,500	703,500
Jeff Traynor	10,000	52,250	56,000	154,000	294,000	808,500

(1)
There was no public trading market for our common stock as of December 31, 1999. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the fair market value at December 31, 1999 of $7.00 per share, less the applicable exercise price, multiplied by the number of shares acquired on exercise.

2000 Stock Incentive Plan

    The 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our Amended and Restated 1996 Stock Option Plan, 1998 Stock Option Plan and 1999 Stock Option Plan. The 2000 Stock Incentive Plan will be adopted by the board of directors and approved by our stockholder prior to the date of this offering. The 2000 Stock Incentive Plan will be administered by our Compensation Committee.

    Up to 3,643,216 shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan. This share reserve consists of the shares which were available for issuance under the predecessor plans on February 29, 2000. The share reserve will automatically increase on the first trading day in January of each calendar year, beginning January 1, 2001, by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will this annual increase exceed 2,000,000 shares. In addition, in no event may one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate per calendar year.

    Outstanding options under the predecessor plans will be incorporated into the 2000 Stock Incentive Plan upon the date of this offering, and no further option grants will be made under those plans. The incorporated options will continue to be governed by their existing terms, unless the Compensation Committee extends one or more features of the 2000 Stock Incentive Plan to those options. However, except as otherwise noted below, the outstanding options under the predecessor plans contain substantially the same terms and conditions summarized below for the discretionary option grant program under the 2000 Stock Incentive Plan.

    The 2000 Stock Incentive Plan will be divided into five separate programs:

  •
  the discretionary option grant program under which eligible individuals in the employ of techies.com may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

  •
  the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of these shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

  •
  the salary investment option grant program which may, at the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to use a portion of their base salary to acquire special below market stock option grants;

  •
  the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

  •
  the director fee option grant program under which our non-employee board members may be given the opportunity to use a portion of any retainer fee otherwise payable to them in cash for the year to acquire special below market stock option grants.

    The 2000 Stock Incentive Plan will include the following features:

  •
  The exercise price for any options granted under the plan will be determined by our Compensation Committee and may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

  •
  The Compensation Committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of common stock on the new grant date.

  •
  Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from techies.com equal to the fair market value of the vested shares of common stock subject to the surrendered option less the exercise price payable for those shares. techies.com may make the payment in cash or in shares of common stock.

    The 2000 Stock Incentive Plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

  •
  In the event that techies.com is acquired by merger or asset sale or a board-approved sale of more than 50% of techies.com's capital stock, each outstanding option under the discretionary option grant program that is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

  •
  The plan administrator may grant options which vest immediately upon an acquisition of techies.com or upon a hostile change of control or upon the individual's termination of service following an acquisition that results in a change in control.

    In the event the Compensation Committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $5,000 nor more than $50,000. In return, the individual will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the salary reduction amount. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting in the event of an acquisition or change in control of the company.

    In the event that techies.com is acquired in a merger, the outstanding options granted under the predecessor plans will become immediately exercisable unless such options are assumed by the successor corporation. Such options by their terms do not become exercisable in connection with any other acquisitions or termination of service following any acquisition.

    The board will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than      , 2010.

2000 Employee Stock Purchase Plan

    The 2000 Employee Stock Purchase Plan will be adopted by the board of directors and approved by our stockholders prior to the date of this offering. The plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow eligible employees of techies.com and its participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 1,000,000 shares of common stock may be issued under the plan. The share reserve will automatically increase on the first trading day in January of each calendar year, beginning January 1, 2001, by an amount equal to 1% of the total number of shares of common stock outstanding on the last day in December of the immediately preceding calendar year but in no event will this annual increase exceed 500,000 shares.

    The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on the last business day in April 2002. The next offering period will begin on the first business day in May 2002, and subsequent offering periods will be set by our Compensation Committee. Shares will be purchased for participants semi-annually (the last business day of April and October each year) during the offering period. The first purchase date will occur on October 31, 2000. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

    A participant may contribute up to 10% of his or her cash earnings through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semiannual purchase date (the last business day in April and October of each year). The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 1,000 shares, nor may all participants in the aggregate purchase more than 250,000 shares on any one semi-annual purchase date.

    The board will be able to amend or modify the plan at any time. The plan will terminate no later than the last business day in April, 2010.

CERTAIN TRANSACTIONS

Common Stock Financing

    During 1998 and 1999, we sold 1,120,000 shares of common stock at a price of $1.25 per share and 4,286,058 shares of common stock at a price of $1.75 per share. The following table lists the number of shares of common stock that were purchased by executive officers, directors and their affiliated entities and by 5% stockholders.

Purchaser	Number of Shares of Common Stock	Price Per Share
Parsnip River Company	1,342,858	$1.75
Timothy A. Stepanek, as Trustee U/A Dated 8-3-35 with David J. Winton Trustor	257,144	$1.75
Bryson Hollimon	196,338	$1.75
Lisa Shough	40,000	$1.75
Dan Frawley	40,000	$1.25
Jeff Traynor	20,000	$1.75

Series A Financing

    Between April 1999 and May 1999, we sold 6,154,666 shares of Series A convertible preferred stock at a price of $2.25 per share. The following table lists the number of shares Series A convertible preferred stock that were purchased by executive officers, directors and their affiliated entities and by 5% stockholders. Upon the closing of this offering, each share of Series A convertible preferred stock will convert into one share of common stock.

Purchaser	Number of Shares of Series A Preferred Stock
Crosslink Capital Funds	2,222,222
Norwest Venture Partners	1,777,778
Parsnip River Company	444,444
Timothy A. Stepanek, as Trustee U/A Dated 8-3-35 with David J. Winton Trustor	222,222
Bryson Hollimon	173,236
Mark Jung	44,444

Series B Financing

    Between September 1999 and December 1999, we sold 4,331,459 shares of Series B convertible preferred stock at a price of $6.10 per share. The following table lists the number of shares Series B convertible preferred stock that were purchased by executive officers, directors and their affiliated entities and by 5% stockholders. Upon the closing of this offering, each share of Series B convertible preferred stock will convert into one share of common stock. We currently expect that the mid-point of the offering price range will be $11.00 per share.

Purchaser	Number of Shares of Series B Preferred Stock
Norwest Venture Partners	736,626
Crosslink Capital Funds	421,465
Parsnip River Company	150,000
Bryson Hollimon	92,000
Timothy A. Stepanek, as Trustee U/A Dated 8-3-35 with David J. Winton Trustor	50,000
Follett Carter	21,055

Series C Financing

    In January 2000, we sold 2,617,469 shares of Series C convertible preferred stock at a price of $8.50 per share. The following table lists the number of shares of Series C convertible preferred stock that were purchased by executive officers, directors and their affiliated entities and by 5% stockholders. Upon the closing of this offering, each share of Series C convertible preferred stock will convert into one share of common stock. We currently expect that the mid-point of the offering price range will be $11.00 per share.

Purchaser	Number of Shares of Series C Preferred Stock

J. & W. Seligman & Co.	1,176,471
Crosslink Capital Funds	258,487
Norwest Venture Partners	245,847
Bryson Hollimon	75,750
Larry Stranghoener	45,000
Lisa Shough	12,000
Mark Jung	4,346
Follett Carter	2,059

Loans

    In February 2000, we loaned $250,000 each to Dan Frawley and Doug Berg at an 8% annual interest rate. Both of these individuals have pledged their shares of our common stock and their options to purchase our common stock, as well as other assets, as collateral. These loans are full recourse.

PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of the common stock as of March 3, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by each person or group of affiliated persons who is known by us to beneficially own 5% or more of our common stock, each director, each executive officer named in the Summary Compensation Table and all our directors and executive officers as a group. The information set forth in the following table assumes no exercise of the underwriters' over-allotment option. As of March 3, 2000, there were 23,589,246 shares of common stock outstanding. Unless otherwise indicated, the address of each beneficial owner listed below is c/o techies.com inc., 7101 Metro Boulevard, Edina, Minnesota 55439.

    The following table gives effect to the shares of common stock issuable within 60 days of March 3, 2000 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

		Percentage Beneficially of Shares Owned
Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Named Executive Officers and Directors:
Bill Worthen(1)	2,984,285	12.7%	10.1%
Anthony Brenner(2)	2,902,174	12.3%	9.8%
Timothy Stepanek(3)	2,466,669	10.5%	8.3%
Dan Frawley(4)	1,093,934	4.6%	3.7%
Bryson Hollimon(5)	537,324	2.3%	1.8%
Lisa Shough	118,000	*	*
Mark Jung	48,790	*	*
Larry Stranghoener	45,000	*	*
Follett Carter	23,114	*	*
All directors and executive officers as a group (9 persons)(6)	10,219,290	43.3%	34.5%
Other 5% Stockholders:
Crosslink Capital Funds(7)	2,902,174	12.3%	9.8%
Norwest Venture Partners(8)	2,760,251	11.7%	9.3%
Parsnip River Company(9)	1,937,303	8.2%	6.5%
J. & W. Seligman & Co.(10)	1,176,471	5.0%	*

*  Less than 1%.

(1)
Includes (i) 2,584,285 shares held directly by Bill Worthen and (ii) 400,000 shares held by the Worthen Family LLLP. Mr. Worthen is the managing general partner of the Worthen Family Limited Liability Limited Partnership and disclaims beneficial ownership of the shares held by it except to the extent of his pecuniary interest therein.

(2)
Includes (i) 135,482 shares held by Omega Bayview, L.L.C., (ii) 192,638 shares held by Crosslink Crossover Fund II, L.P., (iii) 982,696 shares held by Crosslink Omega Ventures III, L.L.C., (iv) 58,944 shares held by Crosslink Crossover Fund III, L.P and (v) 1,532,414 shares held by Crosslink Offshore Omega Ventures III. Mr. Brenner is a managing director and partner of the general partner of each of these funds and he disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in each of them.

(3)
Includes 1,937,303 shares held by Parsnip River Company. Mr. Stepanek is a general partner of Parsnip River Company. Also includes 529,366 shares held by Timothy A. Stepanek as Trustee U/A Dated 8-3-35 with David J. Winton Trustor.

(4)
Includes 296,380 shares that are issuable upon the exercise of options.

(5)
Includes 6,049 shares held in the name of DRW Investors, LLC.

(6)
Includes 66,000 shares that are issuable upon the exercise of options.

(7)
Includes (i) 135,482 shares held by Omega Bayview, L.L.C., (ii) 192,638 shares held by Crosslink Crossover Fund II, L.P., (iii) 982,696 shares held by Crosslink Omega Ventures III, LLC, (iv) 58,944 shares held by Crosslink Crossover Fund III, L.P. and (v) 1,532,414 shares held by Crosslink Offshore Omega Ventures III. The address of each of the foregoing entities is 555 California Street, Suite 2350, San Francisco, CA 94104.

(8)
The address of Norwest Venture Partners is 245 Lyton Avenue, Suite 250, Palo Alto, CA 94301.

(9)
The address of Parsnip River Company is 80 South 8th Street, Suite 4422, Minneapolis, MN 55402.

(10)
Includes (i) 235,294 shares held by Seligman Communications and Information Fund, Inc., (ii) 743,529 shares held by Seligman New Technologies Fund, Inc. and (iii) 197,648 shares held by Seligman Investment Opportunities (Master) Fund—NTV Portfolio.

DESCRIPTION OF CAPITAL STOCK

General

    The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our certificate of incorporation and the bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

    Upon closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

    Upon the closing of this offering, and giving effect to the issuance of 6,000,000 shares of common stock in this offering, there will be 29,589,246 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of techies.com, the holders of common stock are entitled to receive ratably the net assets of techies.com available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

    Upon the closing of this offering, there will be no shares of preferred stock outstanding. The board of directors, upon the closing of this offering, will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. We have no present plans to issue any shares of preferred stock.

Options

    Options to purchase a total of 8,900,000 shares of common stock may be granted under the 1996 Stock Option Plan, the 1998 Stock Option Plan, the 1999 Stock Option Plan and the 2000 Stock Incentive Plan. As of February 29, 2000, there were outstanding options to purchase a total of      shares of common stock under our option plans, of which options to purchase approximately     shares will be exercisable upon the closing of this offering. In addition, there were outstanding options to purchase a total of 1,196,000 shares of common stock upon the exercise of non-plan options, all of which will be exercisable upon the closing of this offering. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into with the underwriters.

Warrants

    We have issued warrants to purchase an aggregate of 284,800 shares of common stock. Of these outstanding warrants:

  •
  156,800 are exercisable until March 1, 2001 at an exercise price of $0.48 per share;

  •
  120,000 are exercisable until February 28, 2003 at an exercise price of $1.00 per share;

  •
  2,000 are exercisable until August 3, 2003 at an exercise price of $1.25 per share; and

  •
  6,000 are exercisable until October 20, 2003 at an exercise price of $1.75 per share.

The exercise price and number of shares are subject to adjustment upon a stock split, stock dividend or other recapitalization of our common stock. The warrants do not provide for any voting or other rights until the warrants are exercised.

Registration Rights

    Pursuant to the terms of our registration rights agreements, at any time after 180 days following the closing of this offering, the holders of 10,807,553 shares of common stock will be entitled to demand registration rights with respect to the registration of their shares under the Securities Act. We are not required to effect more than two of these registrations pursuant to these demand registration rights. In addition, under the terms of our registration rights agreements, holders of 13,425,022 shares of common stock will be entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of common stock who are parties to the registration rights agreements may require us to file registration statements under the Securities Act or Form S-3 with respect to their shares of common stock. Pursuant to the terms of six warrants which we have issued to two of our warrantholders, the holders of these warrants are entitled to piggyback registration rights with respect to the registration of shares issuable under these warrants under the Securities Act. Further, at any time after we become eligible to file a registration statement on Form S-3, these holders may require us to file one registration statement to register shares issuable under these warrants under the Securities Act.

    Those registration rights are subject to various conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. In addition, the security holders must give proper notice to us with respect to the registration of their shares, accept the terms of the underwriting agreement entered into in connection with such offering and furnish us with all information that we reasonably request. We are required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act.

Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to techies.com and, accordingly, may discourage attempts to acquire techies.com.

    In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    Staggered Board.  Our amended and restated certificate of incorporation provides for the division of our board of directors into three classes, with each class as nearly equal in number as possible. Each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year in the three-year period.

    Board of Directors Vacancies.  Our amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

    Stockholder Action; Special Meeting of Stockholders.  Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of stockholders of techies.com may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors.

    Advance Notice Requirements for Stockholder Proposals and Directors Nominations.  To be timely, a stockholder's notice shall be delivered to the secretary at our principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the date of the preceding year's annual meeting; provided, however, that if either the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior such annual meeting or the close of business on the tenth (10th) day following the day on which the public announcement on the date of such meeting is first made.

    Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    Authorized But Unissued Shares.  The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq Stock Market's National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of techies.com by means of a proxy contest, tender offer, merger or otherwise.

    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Indemnification of Directors and Executive Officers and Limitation of Liability

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to techies.com or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise.

    Our amended and restated certificate of incorporation provides for indemnification of our directors and officers against, and absolution of, liability to us and our stockholders. In addition, we intend to obtain liability insurance for our directors and officers.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of our common stock and could impair our ability to raise equity capital in the future.

    Upon the closing of this offering, we will have outstanding an aggregate of 29,589,246 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by our "affiliates", which includes any person that directly, or indirectly through one or more intermediaries, controls us, or is controlled by us or is under common control with us. The following table illustrates the shares eligible for sale in the public market assuming Credit Suisse First Boston Corporation does not release any portion of the shares subject to lock-up agreements.

Number of Shares	Date

After the date of this prospectus
After 90 days from the date of this prospectus (subject, in some cases, to volume limitations)
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
At various times after 180 days after the date of this prospectus

Lock-Up Agreements

    All of our officers and directors and substantially all of our stockholders and option holders have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus, excluding shares purchased in this offering and shares purchased on the open market. Credit Suisse First Boston may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

Rule 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 295,892 shares immediately after the offering; or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with such sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

    Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years,

including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, "144(k)" shares may be sold immediately upon completion of this offering.

Rule 701

    In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Registration Rights

    After this offering, the holders of 13,425,022 shares of common stock and shares of common stock issuable upon the exercise of outstanding warrants will be entitled to rights in connection with the registration of those shares under the Securities Act. For more information, see "Description of Capital Stock—Registration Rights." After such registration, these shares of our common stock become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

Stock Plans

    We intend to file a registration statement on Form S-8 under the Securities Act covering 10,096,000 shares of common stock reserved for issuance under our 1996 Stock Option Plan, 1998 Stock Option Plan, 1999 Stock Option Plan, 2000 Stock Incentive Plan, Employee Stock Purchase Plan and the shares reserved for issuance upon exercise of outstanding non-plan options. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.

    As of February 29, 2000, options to purchase 6,160,084 shares of common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated      , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Dain Rauscher Incorporated and Thomas Weisel Partners LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston Corporation
Dain Rauscher Incorporated
Thomas Weisel Partners LLC

Total

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to      additional shares at the initial public offering price less the underwriter discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We, our officers and directors and substantially all of our other shareholders, have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock, whether any such aforementioned transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or enter into any such transaction, swap, hedge or other arrangement, without, in each case, prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in certain circumstances.

    The underwriters have reserved for sale, at the initial public offering price, up to     shares of the common stock for some of our employees, friends and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters of this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

    Other than the prospectus in electronic format, the information contained on any underwriter's Web site or on any Web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    We will make application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "TCHS."

    Before this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include:

  •
  the information in this prospectus or available to the underwriters;
  •
  the history and the prospects for the industry in which we will compete;
  •
  the ability of our management;
  •
  the prospects for our future earnings;
  •
  the present state of our developments and our current financial condition;
  •
  the general condition of the securities markets at the time of this offering; and
  •
  the recent market prices of, and the demand for publicly traded common stock of generally comparable companies.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.
  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions.
  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    An affiliate of Dain Rauscher Incorporated owns 222,222 shares of Series A convertible preferred stock which were purchased in April 1999 for an aggregate purchase price of approximately $500,000, 42,146 shares of Series B convertible preferred stock which were purchased in November 1999 for an aggregate purchase price of approximately $257,000 and 25,849 shares of Series C convertible preferred stock which were purchased in January 2000 for an aggregate purchase price of approximately $220,000. These shares of preferred stock will convert into a total of 290,217 shares of common stock upon the closing of this offering.

    A partner of Thomas Weisel Partners LLC owns 39,268 shares of common stock which were purchased in December 1998 for an aggregate purchase price of approximately $69,000, 24,549 shares of Series A convertible preferred stock which were purchased in May 1999 for an aggregate purchase price of approximately $57,000, 25,000 shares of Series B convertible preferred stock which were purchased in November 1999 for an aggregate purchase price of approximately $153,000 and 14,926 shares of Series C convertible preferred stock which were purchased in January 2000 for an aggregate purchase price of approximately $127,000. The shares of preferred stock will convert into a total of 64,475 shares of common stock upon the closing of this offering.

    Thomas Weisel Partners LLC was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has acted as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering and the share ownership of a partner of Thomas Weisel Partners LLC stated above.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

    A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

    The validity of our common stock offered by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

EXPERTS

    The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

OTHER INFORMATION

    On October 19, 1999, our Board of Directors and Audit Committee decided to retain Arthur Andersen LLP as its independent public accountants and dismissed our former auditors. The former auditors' report on our financial statements for the two years ended December 31, 1998 does not cover the consolidated financial statements included in this Prospectus. Such report did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure at the time of the change or with respect to our financial statements for fiscal years 1997 and 1998, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Arthur Andersen LLP, we did not consult with Arthur Andersen LLP regarding accounting principles.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act relating to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement. For further information about techies.com and our common stock, please refer to the registration statement. For additional information, please refer to the exhibits that have been filed with the registration statement.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).

    We intend to furnish our stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial information.

techies.com inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To techies.com inc.:

    We have audited the accompanying balance sheets of techies.com inc. (a Minnesota corporation) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of techies.com inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                      /s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  January 31, 2000

techies.com inc.

Balance Sheets

(in thousands, except share amounts)

	December 31
			Pro Forma Stockholders' Equity December 31, 1999 (Note 3)
	1998	1999
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,840	$15,064
Accounts receivable, net of allowance for doubtful accounts of $70 and $236	394	5,775
Prepaid expenses and other current assets	65	975

Total current assets	2,299	21,814
Property and equipment, net	216	6,937
Other assets	16	424

Total assets	$2,531	$29,175

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$314	$2,469
Accrued liabilities	541	3,722
Deferred revenues	545	9,110
Current portion of capital lease obligations	43	2,514

Total current liabilities	1,443	17,815
Deferred revenues	—	483
Capital lease obligations, net of current portion	72	2,537

Total liabilities	1,515	20,835

Commitments and contingencies (Notes 3, 6 and 7)
Stockholders' equity:
Series A Convertible Preferred Stock, $0.01 par value, 6,338,428 authorized; 6,154,666 issued and outstanding at December 31, 1999 ($13,848,000 liquidation preference at December 31, 1999)	—	62	—
Series B Convertible Preferred Stock, $0.01 par value, 4,389,835 authorized; 4,331,459 issued and outstanding at December 31, 1999 ($26,421,900 liquidation preference at December 31, 1999)	—	43	—
Common stock, $0.01 par value, 36,654,268 shares authorized; 7,447,482, 10,194,952 and 20,681,077 (pro forma) shares issued and outstanding, respectively	74	102	207
Additional paid-in capital	5,492	54,295	54,295
Deferred compensation	—	(3,866)	(3,866)
Accumulated deficit	(4,550)	(42,296)	(42,296)

Total stockholders' equity	1,016	8,340	$8,340

Total liabilities and stockholders' equity	$2,531	$29,175

The accompanying notes are an integral part of these balance sheets.

techies.com inc.

Statements of Operations

(in thousands, except per share data)

	For the Years Ended December 31
	1997	1998	1999
Revenues	$321	$1,265	$6,498

Operating expenses:
Cost of revenues	91	399	1,457
Sales and marketing	272	1,398	30,611
Technology	180	402	7,126
General and administrative	189	2,247	5,205

Total operating expenses	732	4,446	44,399

Loss from operations	(411)	(3,181)	(37,901)
Interest income (expense), net	(17)	(22)	155

Net loss	(428)	(3,203)	(37,746)
Preferred stock dividends	41	—	—

Net loss applicable to common stockholders	$(469)	$(3,203)	$(37,746)

Basic and diluted net loss per common share	$(0.10)	$(0.59)	$(3.73)

Pro forma basic and diluted net loss per common share (unaudited)			$(2.39)

Basic and diluted weighted average common shares outstanding	4,611	5,404	10,113

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			15,817

The accompanying notes are an integral part of these financial statements.

techies.com inc.

Statements of Stockholders' Equity (Deficit)

(in thousands, except share amounts)

			Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
	Preferred Stock						Common Stock
									Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance, December 31, 1996	3,600	$411	—	$—	—	$—	4,627,200	$46	$429	$—	$(878)	$8
Sales of common stock	—	—	—	—	—	—	300,000	3	297	—	—	300
Note converted into stock	—	—	—	—	—	—	300,000	3	297	—	—	300
Preferred stock dividend	—	41	—	—	—	—	—	—	—	—	(41)	—
Redemption of preferred and common stock	(3,600)	(452)	—	—	—	—	(800,000)	(8)	(40)	—	—	(500)
Net loss	—	—	—	—	—	—	—	—	—	—	(428)	(428)

Balance, December 31, 1997	—	—	—	—	—	—	4,427,200	44	983	—	(1,347)	(320)
Issuance of common stock and warrants for services	—	—	—	—	—	—	160,000	2	326	—	—	328
Sales of common stock	—	—	—	—	—	—	2,834,588	28	4,372	—	—	4,400
Notes and accrued interest converted into stock	—	—	—	—	—	—	311,408	3	308	—	—	311
Redemption of common stock	—	—	—	—	—	—	(285,714)	(3)	(497)	—	—	(500)
Net loss	—	—	—	—	—	—	—	—	—	—	(3,203)	(3,203)

Balance, December 31, 1998	—	—	—	—	—	—	7,447,482	74	5,492	—	(4,550)	1,016
Issuance of common stock for services	—	—	—	—	—	—	80,000	1	139	—	—	140
Exercise of stock options and warrants	—	—	—	—	—	—	96,000	1	122	—	—	123
Sales of common stock	—	—	—	—	—	—	2,571,470	26	4,474	—	—	4,500
Sales of Series A Convertible Preferred Stock, net	—	—	6,154,666	62	—	—	—	—	13,688	—	—	13,750
Sales of Series B Convertible Preferred Stock, net	—	—	—	—	4,331,459	43	—	—	26,352	—	—	26,395
Deferred compensation related to stock option grants	—	—	—	—	—	—	—	—	4,028	(4,028)	—	—
Deferred compensation expense										162		162
Net loss	—	—	—	—	—	—	—	—	—	—	(37,746)	(37,746)

Balance, December 31, 1999	—	$—	6,154,666	$62	4,331,459	$43	10,194,952	$102	$54,295	$(3,866)	$(42,296)	$8,340

The accompanying notes are an integral part of these financial statements.

techies.com inc.

Statements of Cash Flows

(in thousands)

	For the Years Ended December 31
	1997	1998	1999
Operating activities:
Net loss	$(428)	$(3,203)	$(37,746)
Adjustments to reconcile net loss to net cash used in operating activities—
Depreciation and amortization	17	53	1,896
Common stock and warrants issued for services	—	328	140
Deferred compensation expense	—	—	162
Changes in current assets and liabilities:
Accounts receivable	(67)	(327)	(5,381)
Prepaid expenses and other assets	(20)	(62)	(1,318)
Accounts payable	40	274	2,155
Accrued liabilities	68	484	3,181
Deferred revenues	60	483	9,048

Net cash used in operating activities	(330)	(1,970)	(27,863)

Investing activities:
Purchases of equipment	(40)	(75)	(2,704)

Financing activities:
Proceeds from note payable—related party	295	300	—
Payments on note payable—related party	—	(325)	—
Proceeds from issuance of common and preferred stock	300	4,400	44,768
Payments under capital lease obligations	—	(17)	(977)
Stock redemption	(250)	(500)	—

Net cash provided by financing activities	345	3,858	43,791

Net increase (decrease) in cash and cash equivalents	(25)	1,813	13,224
Cash and cash equivalents:
Beginning of period	52	27	1,840

End of period	$27	$1,840	$15,064

Supplemental cash flow information:
Interest paid	$17	$43	$238
Schedule of noncash investing and financing transactions:
Purchase of equipment under capital lease obligation	—	133	5,913
Related party notes and accrued interest converted to common stock	300	311	—
Issuance of note payable to related party for redemption of common and preferred stock	250	—	—

The accompanying notes are an integral part of these financial statements.

techies.com inc.

Notes to Financial Statements

December 31, 1998 and 1999

1. Business Description and Summary of Significant Accounting Policies:

Organization and Business

    techies.com inc. (the Company) was incorporated in Minnesota in September 1994 as Relevant Information and Training Systems, Inc. In March 1999, Relevant Information and Training Systems, Inc. changed its corporate name to techies.com inc.

    The Company is an online destination for technology professionals and for businesses that want to recruit, market to and interact with these professionals. The Company allows technology professionals who become its members to maximize their career options, develop proactive relationships with potential employers and obtain relevant content on technology-related issues. The Company also offers large and small companies access to an extensive pool of technology professionals, customized recruiting solutions, access to market intelligence and a marketplace to sell technology-related products and services.

    The Company's business is characterized by rapid technological change, new product and service development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, uncertain profitability, history of losses and risks associated with the Internet, online recruiting, e-commerce, online advertising and the ability to raise additional capital.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments in financial institutions in excess of federally insured limits and trade accounts receivable. Temporary cash investments are held with financial institutions which the Company believes subject it to minimal risk. The Company monitors its customers' financial condition to minimize its risks associated with trade accounts receivable, but does not require collateral from its customers.

Fair Value Disclosure of Financial Instruments

    The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables and payables for which current carrying amounts are equal to or approximate fair market values.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

    Property and equipment are recorded at cost and are depreciated over their useful life ranging from three to seven years on a straight-line basis. Leasehold improvements are amortized over the shorter of their useful life or lease term. Equipment consists of the following (in thousands):

	December 31
	1998	1999
Computer equipment and purchased software	$282	$7,450
Office equipment and furniture	31	1,480

	313	8,930
Accumulated depreciation	97	1,993

Net property and equipment	$216	$6,937

    Depreciation expense was $17,000, $53,000 and $1,896,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Income Taxes

    The Company accounts for income taxes using the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization is not assured.

Revenue Recognition

    Revenues consist of subscription fees from clients seeking to recruit technology professionals. The Company provides membership subscriptions for 3 to 24 months. The Company recognizes subscription revenues ratably over the subscription term. Revenues from job fairs are also recognized over the term of the subscription. All revenues through December 31, 1999 consist of subscription fees. However, the Company anticipates that it will also recognize other revenues consisting of banner advertising, training, and sale of market research data. The Company intends to recognize revenue related to these services upon delivery if no further obligations remain and collection of amounts due is probable. The Company has not recognized any revenue related to barter transactions through December 31, 1999. Deferred revenues represent amounts billed or payments received in advance of the subscription period and are recognized as revenues ratably over the subscription period.

Cost of Revenues

    Cost of revenues consists of the expenses associated with the building and maintenance of client specific sites. These expenses primarily include personnel costs associated with gathering and organizing client information for the site, depreciation of computers and equipment used in implementation and associated occupancy costs. Also included are programming expenses associated with building client sites.

Advertising Expenses

    The Company expenses advertising costs the first time the advertising takes place. Advertising costs totaling $129,000, $383,000 and $5,894,000 are included in sales and marketing expense for the years ended December 31, 1997, 1998 and 1999, respectively. Barter advertising is recognized in accordance with EITF No. 99-17, "Accounting for Advertising Barter Transactions", which was adopted by the Company in 1999. Under EITF No. 99-17, the Company records advertising transactions at fair value only when the Company has an established historical practice of selling similar advertising for cash. The characteristics of the advertising that must be similar include the duration of the display of the advertising, the prominence and positioning of the advertising, the intended audience, the timing of the advertising and its circulation. The Company entered into one barter transaction for the year ended December 31, 1999, totaling $200,000. Since the Company has not established a historical practice of selling similar advertising for cash, the $200,000 was recorded as a reduction of advertising expenses paid to the third party.

Technology Development

    Costs associated with the development of new products and services are charged to operations as incurred. On January 1, 1999, the Company adopted Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software. The Company has not incurred significant internal costs to date which would qualify for capitalization since external consultants have been utilized to implement purchased hardware and software. These costs are capitalized to the extent that they are not reengineering costs. The Company has not engaged in any significant application development.

Net Loss Per Common Share

    Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. As the Company had a net loss in each of the periods presented, basic and diluted loss per share is the same. Options, warrants and shares of the Series A and Series B Preferred Stock totaling 1,583,600, 4,284,734 and 6,334,834 for the three years ended December 31, 1997, 1998 and 1999, respectively, were excluded from the computation of diluted earnings per share as their effect is antidilutive.

    The pro forma net loss per common share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock, including the shares issued as a result of the assumed conversion of all outstanding shares of convertible preferred stock into common stock.

Comprehensive Income

    The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," in 1999. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

Segments

    The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1999. This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as of December 31, 1999.

Derivatives

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is not required to adopt SFAS No. 133 until January 1, 2001, since SFAS No. 137 amended the effective date of SFAS No. 133 to apply for all fiscal quarters of all fiscal years beginning after June 15, 2000. As the Company does not currently engage or plan to engage in derivative or hedging activities, there will be no impact to the Company's results of operations, financial position or cash flows upon adoption of this standard.

2. Income Taxes:

    Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

	December 31
	1998	1999
Deferred tax assets:
Accounts receivable allowances	$28	$94
Net operating loss carryforward	1,614	15,580
Other	112	150

Total deferred assets	1,754	15,824
Valuation allowance	(1,754)	(15,824)

Total net deferred income taxes	$—	$—

    At December 31, 1999, the Company had net operating loss carryforwards of approximately $41,000,000 for income tax purposes. The net operating loss carryforwards expire in 2009 through 2014, if not previously utilized. A valuation allowance has been established for the entire tax benefit associated with these carryforwards, as their utilization is not assured. Utilization may be subject to limitations pursuant to the requirements of Section 382 of the Internal Revenue Code with future changes in ownership.

3. Stockholders' Equity:

Common Stock

    In 1997, 1998 and 1999, the Company sold 300,000, 2,834,588 and 2,571,470 shares of common stock, respectively, through private placements. Net proceeds from these sales totaled $300,000, $4,400,000 and $4,500,000 for 1997, 1998 and 1999, respectively. In addition, the Company issued 160,000 shares of common stock in 1998 and 80,000 shares of common stock in 1999 in exchange for services. The Company recorded a charge to operations of $265,000 in 1998 and $140,000 in 1999 based upon the fair value of the Company's common stock at the time of issuance.

    Common stock sold pursuant to a private placement that commenced in 1998 contained certain preemptive rights granting the holder the right to acquire a certain fraction of unissued securities of the Company before the Company may offer them to other persons. These rights terminate upon the closing of a qualifying initial public offering of common stock.

Stock Redemption

    In 1997, the Company redeemed 3,600 shares of preferred stock and accrued dividends and 800,000 shares of common stock from a founding stockholder for total consideration of $500,000. The consideration consisted of a cash payment of $250,000 and a note payable of $250,000 which was repaid in 1998.

Series A and B Convertible Preferred Stock

    In April and May 1999, the Company issued 6,154,666 shares of Series A Convertible Preferred Stock (Series A) at $2.25 per share through a private placement for net proceeds of $13,750,000.

    In September and December 1999, the Company issued 4,331,459 shares of Series B Convertible Preferred Stock (Series B) at $6.10 per share through a private placement for net proceeds of $26,395,000.

    Holders of Series A and Series B are not entitled to any dividends. They are, however, entitled to receive dividends declared on common stock on an if-converted basis. In the event of a liquidation of the Company or other qualifying transaction event including consolidation, merger or sale of the Company prior to April 30, 2000, the holders of Series A and Series B will receive a liquidation preference of $2.25 and $6.10 per share, respectively. The preference amount increases to $3.38 and $9.15 on April 30, 2001 and to $4.50 and $12.20 on April 30, 2002. Upon completion of preference distributions to Series A and Series B preferred stockholders, any remaining amounts will be distributed among the common stockholders on a pro rata basis.

    At the option of the holders, each share of Series A and Series B may be converted into one share of common stock, subject to certain antidilution adjustments. Such shares automatically convert into common shares upon the closing of a qualified initial public offering of common stock. Unaudited pro forma stockholders' equity reflects the assumed conversion of the preferred stock into common stock as of December 31, 1999. Each holder of Series A and Series B is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Series A and Series B are convertible on the date of the vote. Further, certain actions by the Company require the majority vote of the Series A holders until such time as there has been a qualifying initial public offering of common stock.

    At any time after April 30, 2003, the holders of 50% of the then outstanding shares of Series A may require the Company to effect a sale of the Company. The Company can elect to redeem the shares of all holders of preferred stock (Series A and Series B) who elect to participate in such redemption rather than effect such sale. The redemption price per share shall be equal to the higher of the fair value of the preferred shares or an amount equal to the preferential amount (initially $2.25 for Series A and $6.10 for Series B) plus an 8% compounded rate of return.

    In January 2000, the Company sold 2,617,469 shares of Series C Convertible Preferred Stock (Series C) for an aggregate purchase price of approximately $22.2 million. The Series C automatically converts to 2,617,469 shares of common stock upon the closing of a qualifying initial public offering of common stock. The holders of Series C have rights similar to those of the Series B.

4. Options and Warrants:

    The Company has stock incentive and option plans which provide for the issuance of incentive and nonqualified stock options and restricted stock to employees, directors and consultants. Under these plans, the option price for stock options granted shall not be less than 100% of the fair market value of the Company's common stock on the date of grant, as determined by the Board of Directors. Canceled options are available for future grants. These options have exercise and vesting terms established by the

Board of Directors at the time of each grant. The options generally vest ratably over a three- or five-year period. A total of 8,900,000 shares of the Company's common stock have been reserved for issuance under these plans.

    In February 1997, 1,196,000 stock options were granted to an executive outside of the above plans.

    Options outstanding are as follows:

	Shares	Exercise Price	Weighted Average Exercise Price
Outstanding at December 31, 1996	—		$—
Issued	1,426,800	0.48	0.48

Outstanding at December 31, 1997	1,426,800	0.48	0.48
Issued	2,555,934	1.00-1.75	1.48
Canceled	(76,800)	0.48	0.48

Outstanding at December 31, 1998	3,905,934		1.12
Issued	2,199,050	1.75-7.00	3.29
Canceled	(112,300)	1.75-4.75	1.32
Exercised	(34,000)	1.00-1.75	2.01

Outstanding at December 31, 1999	5,958,684		1.90

    Options exercisable at December 31, 1999 are 2,020,674.

    The following table summarizes information related to stock options outstanding at December 31, 1999:

Exercise Price	Number Outstanding	Weighted Average Life Remaining	Options Exercisable
$0.48	1,426,000	3.86	828,053
1.25	1,433,934	4.11	829,554
1.50	100,000	5.37	20,000
1.75	1,959,250	5.38	343,067
4.75	1,114,100	5.01	—
7.00	1,400	4.92	—

1.90	5,958,684	4.71	2,020,674

    The Company recorded deferred compensation for the difference between the exercise price and the deemed fair value of the Company's common stock on options to purchase 1,339,300 shares at exercise prices of $1.75 to $7.00 from August to December 1999. The Company has recorded a deferred compensation charge of $4.0 million related to such options which will be amortized over a three-year or four-year vesting period. The Company recognized $162,000 of deferred compensation expense during 1999 related to these grants.

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price. Had compensation costs been recognized based upon the fair value of options at the grant date consistent with the provisions of SFAS No. 123, the Company's results would have been as follows (in thousands):

	December 31
	1997	1998	1999
Net loss:
As reported	$(428)	$(3,203)	$(37,746)
Pro forma	(481)	(3,326)	(38,175)
Basic and diluted net loss per share:
As reported	(0.09)	(0.59)	(3.73)
Pro forma	(0.10)	(0.62)	(3.76)

    The fair value of each option and warrant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants during the years ended December 31, 1997, 1998 and 1999, respectively: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 5.9%, 6.0% for 1997 and 1998 and 5.1% to 6.4% for 1999, and expected lives of 5 years.

Warrants

    On March 1, 1996, the Company granted warrants for 156,800 shares of common stock which expire in March 2001 in exchange for capital-raising services. During 1998, the Company granted an additional 152,000 warrants which expire in February 2003 through August 2003 in exchange for capital-raising services. Also during 1998, the Company granted 123,000 warrants which expire in May 2003 through October 2003 in exchange for consulting services.

    The Company recognized $63,000 in expense during 1998 related to warrants granted for consulting services.

5. Related-Party Transactions:

    In 1998, the Company borrowed $300,000 from two stockholders pursuant to note agreements that provided for interest at 11%, maturing August 31, 1999. The principal and accrued interest were subsequently converted to common stock.

    In 1998, the Company redeemed 285,714 shares of common stock owned by a founder in exchange for a cash payment of $500,000. Also, in 1998, the Company paid off a $250,000 note payable to a former stockholder relating to the 1997 redemption of stock.

    In 1997, the Company borrowed $300,000 from a founder which was later converted into common stock.

    Subsequent to December 31, 1999, the Company loaned $250,000 each to two officers at 8% interest per year. Both officers have pledged their common stock and options to purchase common stock of the Company and other assets as collateral. The loans are full recourse.

6. Commitments and Contingencies:

Partnerships and Alliances

    In September and November 1999, the Company entered into agreements with both ZDNet, Inc. (ZDNet) and CNET, Inc. (CNET) to be the exclusive provider of a technology career development center on the ZDNet and CNET Web sites. Under these agreements, the Company is required to make mandatory payments totaling $18.0 million in various installments through January 2002. Such amounts are being recorded as sales and marketing expense over the terms of the agreement.

    In September 1999, the Company entered into a two year agreement with DPEC, Inc. (DPEC) to promote and sell on-line training courses through the Company's Web site which can be extended for an additional one year term. Under this agreement, the Company is required to remit royalty fees to DPEC based on the number of training courses sold.

Leases

    A portion of the Company's operations are conducted using leased equipment and facilities. These expire at various dates through 2004. Rental expense for operating leases was $26,000, $83,000 and $805,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Future minimum lease payments are as follows as of December 31, 1999 (in thousands):

	Capital Leases	Operating Leases
2000	$2,672	$1,403
2001	2,191	1,075
2002	824	550
2003	21	474
2004 and thereafter	15	461

	5,723	$3,963

Less—Interest	672

	5,051
Less—Current portion	(2,514)

	2,537

Litigation

    The Company is not currently subject to any material legal proceedings.

7. Subsequent Events (Unaudited):

2000 Stock Incentive Plan

    Prior to the effective date of its initial public offering, the Company intends to adopt its 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to the 1996 Stock Option Plan, 1998 Stock Option Plan and the 1999 Stock Option Plan. Under the 2000 Plan, up to 3,643,216 shares are to be authorized subject to automatic increases in January of each year. Outstanding options under the predecessor plans will be incorporated into the 2000 Plan upon the closing of the initial public offering, and no further options will be made under those plans.

    The 2000 Plan will include five programs. The first provides for the discretionary grant of options to certain eligible employees to purchase shares of common stock. The second will allow individuals to purchase shares of common stock or receive them as a bonus tied to the performance of services. The third will allow executive officers and other highly compensated employees to use a portion of their base salary to acquire special below-market stock option grants. The fourth program will automatically grant options at periodic intervals to eligible non-employee board members. The fifth program will allow non-employee board members to use a portion of their retainer fee otherwise payable in case to acquire special below-market option grants.

Employee Stock Purchase Plan

    Prior to the effective date of its initial public offering the Company's Board of Directors intends to approve the 2000 Employee Stock Purchase Plan (the "2000 ESPP"), subject to stockholder approval. A total of 1,000,000 shares will be made available to be issued under the 2000 ESPP. The 2000 ESPP allows eligible employees to purchase shares of common stock at semi-annual intervals, through periodic payroll deductions of up to 10% of cash earnings, as defined. The purchase price per share is 85% of the lower of the fair market value of our common stock on the eligible employee's entry date into the offering period or the fair market value on the semi-annual purchase date.

[LOGO]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

    The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the common stock being registered.

SEC registration fee	$22,856
NASD fee	9,125
NASDAQ listing fee	95,000
Legal fees and expenses	350,000
Accounting fees and expenses	250,000
Printing expenses	250,000
Blue sky fees and expenses	10,000
Transfer Agent and Registrar fees and expenses	12,500
Miscellaneous	100,519

Total	$1,100,000

Item 14.  Indemnification of Directors and Officers

    The registrant's certificate of incorporation in effect as of the date hereof, and the registrant's amended and restated certificate of incorporation to be in effect upon the closing of this offering (collectively, the "Certificate"), provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended, the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the Delaware General Corporation Law, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware General Corporation Law for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware General Corporation Law. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors prior to the closing of this offering.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

    The form of proposed underwriting agreement to be filed as an exhibit hereto includes provisions regarding the indemnification of our officers and directors against certain liabilities by the several underwriters.

Item 15.  Recent Sales of Unregistered Securities

    The registrant has sold and issued the following securities since January 1, 1997:

    Common Stock.  In June 1998, the registrant issued an aggregate of 1,120,000 shares of its common stock, $0.01 par value per share, at a purchase price of $1.25 per share, in exchange for $1,400,000 in cash. Of the 1,120,000 shares of common stock, 120,000 shares were sold to institutional investors and 1,000,000 shares were sold to individual accredited investors. From November 1998 through January 1999, the registrant issued an aggregate of 4,700,344 shares of its common stock, $0.01 par value per share, at a purchase price of $1.75 per share, in exchange for $8,225,602 in cash. Of the 4,700,344 shares of common stock, 1,886,158 shares were sold to institutional investors and 2,814,186 shares were sold to individual accredited investors. These shares were sold by the registant pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended.

    Series A Preferred Stock.  Between April 1999 and May 1999, the registrant issued an aggregate of 6,154,666 shares of Series A Preferred Stock (the "Series A Preferred"), at a purchase price of $2.25 per share, in exchange for $13,847,998.50 in cash. Of the 6,154,666 shares of Series A Preferred Stock, 4,769,395 shares were sold to institutional investors and 1,385,271 shares were sold to individual accredited investors. Upon the closing of this offering, all of the outstanding shares of Series A Preferred will convert into an aggregate of 6,154,666 shares of common stock. These shares were sold by the registant pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended.

    Series B Preferred Stock.  Between September 1999 and December 1999, the registrant issued an aggregate of 4,331,459 shares of Series B Preferred Stock (the "Series B Preferred") at a purchase price of $6.10 per share, in exchange for $26,421,900 in cash. Of the 4,331,459 shares of Series B Preferred Stock, 3,817,053 shares were sold to institutional investors and 514,406 shares were sold to individual accredited investors. Upon the closing of this offering, all of the outstanding shares of Series B Preferred will convert into an aggregate of 4,331,459 shares of common stock. These shares were sold by the registrant pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended.

    Series C Preferred Stock.  In January 2000, the registrant issued an aggregate of 2,617,469 shares of Series C Preferred Stock (the "Series C Preferred") at a purchase price of $8.50 per share, in exchange for $22,248,487 in cash. Of the 2,617,469 shares of Series C Preferred Stock, 2,312,257 shares were sold to institutional investors and 305,212 shares were sold to individual accredited investors. Upon the closing of this offering, all of the outstanding shares of Series C Preferred will convert into an aggregate of 2,617,469 shares of common stock. Those shares were sold by the registrant pursuant to Rule 506 promulgated under the Securities Act of 1933, as amended.

    Warrants.  The registrant from time to time has granted warrants to investors, consultants and other third parties in connection with business transactions in reliance upon exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The following table sets forth information regarding those grants.

	Number of Shares	Exercise Price
January 1, 1997 to December 31, 1997	—	—
January 1, 1998 to December 31, 1998	222,000	$1.00—$1.75
January 1, 1999 to December 31, 1999	—	—
January 1, 2000 to February 29, 2000	—	—

    Options.  The registrant from time to time has granted stock options to employees and consultants in reliance upon exemption from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933 as amended, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth information regarding such grants.

	Number of Shares	Exercise Price
January 1, 1997 to December 31, 1997	1,426,800	$0.48
January 1, 1998 to December 31, 1998	2,555,934	$1.00—$1.75
January 1, 1999 to December 31, 1999	2,199,050	$1.75—$7.00
January 2000 to February 29, 2000	573,100	$7.00—$9.35

    No underwriters were involved in connection with the sales of securities referred to in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description

1.1*	Form of underwriting agreement.
3.1	Amended and restated certificate of incorporation.
3.2	Form of amended and restated certificate of incorporation to be in effect upon the closing of the offering.
3.3	By-laws.
3.4	Amendment to bylaws.
3.5	Form of amended and restated by-laws to be in effect upon the closing of this offering.
4.1*	Specimen common stock certificate.
4.2	See Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 for provisions of the Certificate of Incorporation and By-laws of the registrant defining the rights of holders of common stock of the registrant.
5.1	Opinion of Brobeck, Phleger & Harrison LLP.
10.1**	1996 Stock Option Plan.
10.2**	1998 Stock Option Plan.
10.3**	1999 Stock Option Plan.
10.4†**	Co-branding and License Agreement, dated September 7, 1999, by and between ZDNet and the registrant.
10.5†**	Co-brand Site Agreement, dated November 9, 1999, by and between CNET and the registrant.
10.6	Amended and Restated Registration Rights Agreements dated as of September 14, 1999.
10.7	Registration Rights Agreement dated as of January 27, 2000.
10.8	Standard Office Lease Agreement between Metropolis General Partnership and the registrant.
10.9	Sublease Agreement between Wam!Net Inc. and the registrant.
10.10*	2000 Stock Incentive Plan.
10.11*	2000 Employee Stock Purchase Plan.
16.1**	Letter from PricewaterhouseCoopers LLP regarding change of accountants.
23.1	Consent of independent public accountants.
23.6	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
24.1**	Powers of Attorney (see signature page).
27.1	Financial Data Schedule.

*
To be filed by amendment.

†
Confidential treatment requested for portions of this agreement.

**
Supplied previously as an exhibit to Form S-1 filed on January 28, 2000.

(b)
Financial Statement Schedules

Report of Independent Public Accountants

Schedule II—Valuation and Qualifying Accounts

Item 17.  Undertakings

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Edina, Minnesota, on this 3rd day of March, 2000.

TECHIES.COM INC.
By:	/s/ DAN FRAWLEY Name: Dan Frawley Title: Chief Executive Officer

POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title

/s/ DAN FRAWLEY Dan Frawley	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ LARRY STRANGHOENER Larry Stranghoener	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Anthony Brenner	Director
* Follett Carter	Director
* Bryson Hollimon	Director
* Mark Jung	Director
* Timothy Stepanek	Director
* Bill Worthen	Director
*By:	/s/ DAN FRAWLEY Dan Frawley Attorney-in-fact

Index to Financial Statement Schedule

Page
Report of Independent Public Accountants	S-2
Schedule II—Valuation and Qualifying Accounts	S-3

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    We have audited, in accordance with generally accepted auditing standards, the financial statements of techies.com inc. included in this registration statement and have issued our report thereon dated January 31, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                      /s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  January 31, 2000

techies.com inc.

Schedule II—Valuation and Qualifying Accounts

(in thousands)

		Additions
						Balance at End of Period
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions
Year ended December 31, 1997:
Allowance for doubtful accounts	$39	$—	$—	$—	(a)	$39
Year ended December 31, 1998:
Allowance for doubtful accounts	39	31	—	—	(a)	70
Year ended December 31, 1999:
Allowance for doubtful accounts	70	366	—	(200	)(a)	236

(a)
Uncollectible accounts written off.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of underwriting agreement.
3.1	Amended and restated certificate of incorporation.
3.2	Form of amended and restated certificate of incorporation to be in effect upon the closing of the offering.
3.3	Bylaws.
3.4	Amendment to bylaws.
3.5	Form of amended and restated bylaws to be in effect upon the closing of this offering.
4.1*	Specimen common stock certificate.
4.2	See Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 for provisions of the Certificate of Incorporation and Bylaws of the registrant defining the rights of holders of common stock of the registrant.
5.1	Opinion of Brobeck, Phleger & Harrison LLP.
10.1**	1996 Stock Option Plan.
10.2**	1998 Stock Option Plan.
10.3**	1999 Stock Option Plan.
10.4†**	Co-branding and License Agreement, dated September 7, 1999, by and between ZDNet and the registrant.
10.5†**	Co-branded Site Agreement, dated November 9, 1999, by and between CNET and the registrant.
10.6	Amended and Restated Registration Rights Agreements dated as of September 14, 1999.
10.7	Registration Rights Agreement dated as of January 27, 2000.
10.8	Standard Office Lease Agreement between Metropolitan General Partnership and the registrant.
10.9	Sublease Agreement between Wam!Net Inc. and the registrant.
10.10*	2000 Stock Incentive Plan.
10.11*	2000 Employee Stock Purchase Plan.
16.1**	Letter from PricewaterhouseCoopers LLP regarding change of accountants.
23.1	Consent of independent public accountants.
23.6	Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
24.1**	Powers of Attorney (see signature page).
27.1	Financial Data Schedule.

*
To be filed by amendment.

†
Confidential treatment requested for portions of this agreement.

**
Supplied previously as an exhibit to Form S-1 filed on January 28, 2000.

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TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
techies.com inc.
The Offering
Summary Financial Data (in thousands, except per share data)
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
OTHER INFORMATION
WHERE YOU CAN FIND ADDITIONAL INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX